Exhibit 99.7

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Years Ended December 31, 2024 and 2023

Dated: February 27, 2025

ISOENERGY LTD.

For the years ended December 31, 2024 and 2023

GENERAL INFORMATION

This Management’s Discussion and Analysis (“MD&A”) is management’s interpretation of the results and financial condition of IsoEnergy Ltd. and its subsidiaries (“IsoEnergy” or the “Company”) for the year ended December 31, 2024 and includes events up to the date of this MD&A. This discussion should be read in conjunction with the audited consolidated annual financial statements for the years ended December 31, 2024 and 2023 and the notes thereto (together, the “Annual Financial Statements”) and other corporate filings, including the Company’s Annual Information Form for the year ended December 31, 2024 (the “AIF”), which are available under the Company’s profile on SEDAR+ at www.sedarplus.ca. All dollar figures stated herein are expressed in Canadian dollars and referenced as “$”, unless otherwise specified. Monetary amounts expressed in US dollars and Australian dollars are referenced as “US$” and “AUD$”, respectively. This MD&A contains forward-looking information. Please see “Note Regarding Forward- Looking Information” for a discussion of certain of the risks, uncertainties and assumptions used to develop the Company’s forward-looking information.

Technical Disclosure

All scientific and technical information in this MD&A has been reviewed and approved by Dr. Dan Brisbin, P.Geo., Ph.D., IsoEnergy’s Vice-President, Exploration. Dr. Brisbin is a “Qualified Person” for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). Dr. Brisbin has verified the data disclosed, including sampling, analytical and test data.

All chemical analyses disclosed in this MD&A were independently completed for the Company by SRC Geoanalytical Laboratories in Saskatoon, Saskatchewan.

All references in this MD&A to “Mineral Resource”, “Inferred Mineral Resource”, “Indicated Mineral Resource”, and “Mineral Reserve” have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council, as amended.

For additional information regarding the Company’s 100% owned Larocque East, Tony M, and Radio Projects and its 50% owned Thorburn Lake Project, including its Quality Assurance and Quality Control (“QA/QC”) and data verification procedures, please see the AIF and corresponding technical reports entitled “Technical Report on the Larocque East Project, Northern Saskatchewan, Canada” prepared by SLR Consulting (Canada) Ltd. and dated effective July 8, 2022 (the “Larocque East Technical Report”), “Technical Report on the Tony M Mine, Utah, USA, Report for NI 43-101” prepared by SLR International Corporation and dated effective September 9, 2022 (the “Tony M Technical Report”), “Technical Report for the Radio Project, Northern Saskatchewan” prepared by Tim Maunula, P. Geo. and dated effective August 19, 2016 and “Technical Report for the Thorburn Lake Project, Northern Saskatchewan” prepared by Tim Maunula, P. Geo. and dated effective September 26, 2016, all of which are available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Each of the mineral resource estimates with respect to the properties of IsoEnergy contained in this MD&A, except for the Larocque East Project and the Tony M Mine, are considered to be “historical estimates” as defined under NI 43-101 and are not considered to be current by IsoEnergy. See “Historical Estimates” for additional details.

Industry and Economic Factors that May Affect the Business

The business of mining for minerals involves a high degree of risk. IsoEnergy is an exploration and development company and is subject to risks and challenges similar to companies in a comparable stage and industry. These risks include, but are not limited to, the challenges of securing adequate capital, exploration, development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary permitting; as well as global economic and uranium price volatility; all of which are uncertain.

ISOENERGY LTD.

For the years ended December 31, 2024 and 2023

As with other companies involved with mineral exploration and development, the Company is subject to cost inflation on exploration drilling and development activities and the Company may experience difficulty and / or delays in securing goods (including spare parts) and services from time-to-time.

The underlying value of the Company’s exploration and development assets is dependent upon the existence and economic recovery of Mineral Reserves and is subject to, among others, the risks and challenges identified above. Changes in future conditions could require material write-downs of the carrying value of the Company’s exploration and development assets. The Company does not have any current Mineral Reserves.

In particular, the Company does not generate revenue. As a result, IsoEnergy continues to be dependent on third party financing to continue exploration and development activities on the Company’s properties. Accordingly, the Company’s future performance will be most affected by its access to financing, whether debt, equity or other means. Access to such financing, in turn, is affected by general economic conditions, the price of uranium, exploration risks and the other factors some of which are described in the section entitled “Risk Factors” included below.

ABOUT ISOENERGY

IsoEnergy was incorporated on February 2, 2016 under the Business Corporations Act (British Columbia) to acquire certain exploration assets of NexGen Energy Ltd. (“NexGen”). On October 19, 2016, IsoEnergy was listed on the TSX Venture Exchange (“TSXV”). On June 20, 2024, the Company completed its continuance from the province of British Columbia to the province of Ontario under the same name. The Company’s common shares were delisted from the TSXV and began trading on the Toronto Stock Exchange (the “TSX”) on July 8, 2024. As of the date hereof, NexGen holds approximately 31.8% of the outstanding IsoEnergy common shares.

The principal business activity of IsoEnergy is the acquisition, exploration and development of uranium mineral properties in Canada, the United Sates, and Australia.

On December 5, 2023, the Company and Consolidated Uranium Inc. (“Consolidated Uranium”) completed a share-for-share merger pursuant to an arrangement agreement entered into on September 27, 2023 (the “Merger”). The Merger created a leading, globally diversified uranium company by combining the Company’s Hurricane uranium deposit and extensive exploration portfolio in the Athabasca Basin, Saskatchewan with Consolidated Uranium’s substantial historical mineral resource base; high-quality, past- producing uranium mines in Utah; and a strategic portfolio of highly prospective uranium exploration properties in Canada, the United States, Australia and Argentina.

ISOENERGY LTD.

For the years ended December 31, 2024 and 2023

* Equity holdings include investments in NexGen, Premier American Uranium Inc., Atha Energy Corp., Purepoint Uranium Inc., and Future Fuels Inc., based on market close of February 14, 2025, and Jaguar Uranium Inc. at cost translated to Canadian dollars using the Bank of Canada USD:CAD exchange rate on the same date.

The Company is currently advancing it’s Larocque East Project in the Athabasca Basin, Saskatchewan, Canada, which is home to the Hurricane deposit, which has the world's highest grade published Indicated uranium Mineral Resource – 48.6 million pounds of U3O8 at an average grade of 34.5% contained in 63,800 tonnes. The Company also holds a portfolio of permitted, past-producing conventional uranium mines in Utah with toll milling agreements in place with Energy Fuels Inc. (“Energy Fuels”). These mines are currently on stand-by, ready for a potential restart as market conditions permit, positioning IsoEnergy as a near-term uranium producer. The Company also entered into a joint venture with Purepoint Uranium Group Inc. (“Purepoint Uranium”), on December 18, 2024, with respect to a portfolio of exploration projects in the Athabasca Basin. The Company’s projects are at varying stages of exploration and development, providing near, medium, and long-term leverage to rising uranium prices. None of the Company’s projects are currently in production and no decisions have been made to bring any of the Company’s projects to the production stage.

IsoEnergy’s uranium mineral properties are reflected below.

1.	For additional information please refer to the Tony M Technical Report.

2.	This estimate is a “historical estimate” as defined under NI 43-101. A Qualified Person has not done sufficient work to classify the historical estimate as current mineral resources and the Company is not treating the historical estimate as current mineral resources. See “Historical Estimates” below for additional details.

3.	For additional information please refer to the Larocque East Technical Report.

4.	Jurisdiction rankings are based on the Investment Attractiveness Index from the Fraser Institute Annual Survey of Mining Companies 2023

As an exploration stage company, IsoEnergy does not have revenues and is expected to generate operating losses. As of December 31, 2024, the Company had cash of $21,294,663, an accumulated deficit of $102,545,246 and working capital of $56,116,942.

ISOENERGY LTD.

For the years ended December 31, 2024 and 2023

2024 AND YEAR-TO-DATE 2025 HIGHLIGHTS

•	$23 Million Flow Through Financing

On February 9, 2024, the Company closed a brokered “bought deal” private placement (the “February 2024 Private Placement”) of 3,680,000 “flow through” common shares at a price of $6.25 per share for gross proceeds of $23 million. The underwriters of the private placement were paid a cash commission of 6.0% of the gross proceeds of the financing. The proceeds from the flow-through financing are required to be spent on eligible “Canadian exploration expenses” that will qualify as “flow- through critical mineral mining expenditures” (in each case as defined in the Income Tax Act (Canada) (the “Tax Act”)) by December 31, 2025 and the Company was required to renounce the full amount of the gross proceeds of the financing to the subscribers of the flow-through shares no later than December 31, 2024.

•	U.S. Mine Underground Reopening and Advancement of the Tony M Mine

On February 29, 2024, the Company announced its strategic decision to reopen access to the underground at the Tony M Mine in Utah later in 2024, with the goal of restarting uranium production operations. The main decline at Tony M was successfully reopened on July 26, 2024 and several initiatives have been completed or are underway as part of the comprehensive work program. These initiatives included completing the rehabilitation of the underground, working with top tier consultants on the design and implementation of the ventilation plans and ground control plans, completing underground and surface mapping and surveys, and evaporation pond upgrades. In addition, the Company intends to complete several mining studies.

•	Exploration update in the Athabasca Basin

A total of 7,227 metres of drilling in 13 diamond drill holes on the Larocque East and Hawk projects during the 2024 winter exploration program confirmed Ambient Noise Tomography (“ANT”) low velocity anomalies and identified new targets planned for testing during the 2024 summer exploration program. During the 2024 summer exploration program, the Company successfully completed ANT surveys covering an additional 20 square kilometres constituting the remaining eastern extent of Larocque East. The surveys outlined six additional highly prospective target areas on strike of the Hurricane deposit. Drilling during the 2024 summer exploration program, the Company tested these additional target areas and completed a total of 13,015 metres of drilling in 30 drill holes at Larocque East. The drilling confirmed prospectivity for additional mineralization at Larocque East through the identification of two new high priority zones immediately adjacent to the Hurricane deposit, referred to as Hurricane East.

•	Collaboration Agreement with Ya'thi Néné Lands and Resources

In April 2024, the Company entered into a Collaboration Agreement with the Ya'thi Néné Lands and Resources Office, working on behalf of The Athabasca Denesuliné First Nations of Hatchet Lake First Nation, Black Lake First Nation and Fond du Lac First Nation and Athabasca municipalities of Stony Rapids, Wollaston Lake, Uranium City, and Camsell Portage. The Collaboration Agreement establishes a structured framework of engagement, enabling the consistent exchange of information, while facilitating collaboration in pivotal areas such as permitting processes, environmental safeguarding, and monitoring protocols to ensure the Athabasca communities are involved in, and aligned with, the work undertaken near their communities. It also underscores the equitable distribution of benefits to support community development initiatives, enhancing the overall socio-economic landscape.

•	Ben Lomond contingent payment

On April 29, 2024, the Company issued 125,274 common shares valued at $524,998 and made a cash payment of $525,002 to Mega Uranium Inc. in connection with the acquisition of the Ben Lomond project which was completed in 2022. This payment was in satisfaction of a deferred contingent payment obligation as a result the monthly average uranium spot price of uranium exceeding US$100 per pound.

ISOENERGY LTD.

For the years ended December 31, 2024 and 2023

•	Investment in Premier American Uranium

On May 7, 2024, the Company subscribed for 335,417 subscription receipts (the “PUR Subscription Receipts”) of Premier American Uranium Inc. (“Premier American Uranium”) at a price of $2.45 per PUR Subscription Receipt for total consideration of $821,771. Each PUR Subscription Receipt entitled the Company to receive one unit of Premier American Uranium, comprising one common share and one-half of one common share purchase warrant of Premier American Uranium upon the satisfaction of certain escrow release conditions, including completion of the acquisition by Premier American Uranium of American Future Fuel Corporation as announced on March 20, 2024. On June 27, 2024, the escrow release conditions were satisfied and the Company’s PUR Subscription Receipts were converted into common shares and common share purchase warrants of Premier American Uranium, with each warrant exercisable to acquire one common share at a price of $3.50 per share until May 7, 2026.

•	Acquisition of the Bulyea River project

On June 27, IsoEnergy acquired all of the outstanding shares of 2596190 Alberta Ltd., a wholly-owned subsidiary of Critical Path Minerals Corp (the “Vendor”), which holds a 100% interest in the ~13,000 hectare Bulyea River project located on the northern edge of the Athabasca Basin (Figure 1). The Bulyea River project is host to very high uranium in lake sediment within a property-wide airborne radiometric anomaly compared to regional background and represents a shallow basement-hosted exploration target area. The upfront consideration was comprised of $150,000 in cash that was paid upon closing and the grant by the Company of a 2% net smelter returns royalty (“NSR”) on future production from the Bulyea River project. The consideration also included deferred payments, including anniversary payments of $200,000, $300,000, and $350,000 due on or before the 1st, 2nd, and 3rd anniversaries of closing and $1.0 million payable within 30 days after a published technical report confirming a mineral resource estimate at the Bulyea River project, each of which is payable in cash or common shares at the election of the Company. The agreement includes a provision for the return of the Bulyea River project to the Vendor if the Company does not make the deferred payments as described above.

•	TSX graduation

The Company announced on July 4, 2024, that it received final listing approval from the TSX to graduate from the TSXV. The common shares of the Company began trading on the TSX on July 8, 2024, under the symbol “ISO”. In conjunction with the graduation to the TSX, the Company’s common shares were voluntarily delisted from and no longer trade on the TSXV.

•	Settlement of deferred payment obligation

On July 9, 2024, the Company paid $1,031,025 to Energy Fuels in full settlement of the deferred payment obligation that was assumed as part of the Merger.

•	Strategic sale of the Argentina portfolio and investment in Jaguar Uranium

On July 19, 2024, the Company completed the sale of all the outstanding shares of 2847312 Ontario Inc., a wholly-owned subsidiary of the Company, which held all of the Company’s assets in Argentina, to Jaguar Uranium Corp. (“Jaguar Uranium”). Jaguar Uranium is an arm’s length privately held company focused on the uranium sector with strong experience in Latin America and intends to pursue a listing on a recognized stock exchange in North America in the coming months. The main assets in Argentina include the Laguna Salada project and the Huemul project. As consideration, the Company received US$10 million in Class A common shares of Jaguar Uranium being 2,000,000 shares at a deemed price of US$5 per share, a 2% NSR payable on all production from the Laguna Salada project, and a 1% NSR payable on all production from a portion of the Huemul project. Jaguar Uranium retains a buy-back option on 1% of the NSR payable on all production from the Laguna Salada project for a period of 7 years at a price of US$2.5 million. The Company retains a buy-back option on an existing royalty payable agreement on the remaining portion of the Huemul project. The Company is also entitled to receive additional Class A common shares if Jaguar Uranium’s expected listing is not completed within 12 months following closing or if the listing price is less than US$5 per share, subject to a maximum amount of shares issued.

ISOENERGY LTD.

For the years ended December 31, 2024 and 2023

•	Management change

Tim Gabruch resigned from his position as President of the Company effective August 31, 2024 and Dr. Darryl Clark resigned from his position as Executive Vice President, Exploration & Development of the Company effective October 31, 2024, both to pursue other opportunities. Dr. Clark will continue to support the Company’s exploration team in a new role as Technical Advisor. Dr. Brisbin, who has 45 years of exploration and mine geology experience, assumed accountability for the Company’s exploration activities globally.

•	Base Shelf Prospectus

The Company filed a final Base Shelf Prospectus (the “Prospectus”) on September 5, 2024. The Prospectus allows the Company to offer up to $200 million in aggregate of common shares, warrants, units, senior and subordinated unsecured debt securities, and subscription receipts for a period of 25 months following the filing of the Prospectus.

•	Terminated transaction with Anfield Energy

On October 1, 2024, IsoEnergy and Anfield Energy Inc. (“Anfield Energy”) entered into an arrangement agreement pursuant to which, among other things, IsoEnergy agreed to acquire all of the issued and outstanding common shares of Anfield Energy by way of a court-approved plan of arrangement (the “AEC Arrangement”). In connection with the AEC Arrangement, IsoEnergy provided a bridge loan (“Bridge Loan”) to Anfield Energy in the form of a promissory note of approximately $6.0 million and an indemnity for up to US$3.0 million in principal (the “Indemnity”) with respect to certain of Anfield Energy’s property obligations. On January 14, 2025, Anfield provided IsoEnergy with notice of termination of the AEC Arrangement. On January 21, 2025, the Bridge Loan was fully repaid, including accrued interest at 15% per annum. The Indemnity has not yet been released .

•	Investment in Toro Energy

On October 2, 2024, the Company purchased 6,000,000 common shares of Toro Energy Limited (“Toro Energy”) at a price of AUD$0.24 per common share.

•	Sale of Mountain Lake property

On November 13, 2024, the Company entered into an asset purchase agreement with Future Fuels Inc. (“Future Fuels”) whereby the Company has agreed to sell all its right, title and interest in the Mountain Lake property located in Nunavut. The sale was completed on February 14, 2025. As consideration for this sale, the Company received 12,500,000 common shares of Future Fuels on closing, a 2% NSR payable on all future uranium production from Mountain Lake, of which half can be repurchased by Future Fuels for $1.0 million, and a 1% NSR payable on all future uranium production on all other Future Fuels properties. The Company is entitled to receive ab additional 2,500,000 common shares of Future Fuels on the earliest date practicable such that it will not result in the Company owning or controlling more than 19.99% of all outstanding common shares of Future Fuels.

•	Joint Venture Agreement with Purepoint Uranium

On December 18, 2024, the Company entered into a joint venture agreement with Purepoint Uranium pursuant to a contribution agreement entered into on October 18, 2024, in connection with the creation of an unincorporated joint venture (the “Purepoint Joint Venture”). The Purepoint Joint Venture includes a portfolio of exploration and development uranium projects in northern Saskatchewan’s Athabasca Basin and will leverage each company’s expertise to capitalize on the significant potential of these properties. The Purepoint Joint Venture contains approximately 98,000 hectares and is comprised of 10 projects within the Athabasca Basin, including IsoEnergy’s Geiger, Thorburn Lake, Full Moon, Edge, Collins Bay Extension, North Thorburn, 2Z Lake, and Madison projects and Purepoint Uranium’s Turnor Lake and Red Willow projects (together, the “Joint Venture Properties”) (Figure 1). Purepoint Uranium will serve as the initial operator during the exploration phase of the Joint Venture Properties. The Company will serve as the operator during the pre-development phase of the Joint Venture Properties. The Company accounts for the Purepoint Joint Venture as a joint operation.

ISOENERGY LTD.

For the years ended December 31, 2024 and 2023

In connection with entering into the Purepoint Joint Venture Arrangement, the Company subscribed for 3,333,334 units of Purepoint Uranium (each, a “Purepoint Unit”) for $1.0 million, as part of a concurrent financing completed by Purepoint Uranium. Each Purepoint Unit was comprised of one common share and one common share purchase warrant of Purepoint Uranium, with each warrant exercisable to acquire one common share at a price of $0.40 per share until November 22, 2027. From December 18, 2024 to January 14, 2025, the Company held a 60% interest in the Joint Venture and Purepoint Uranium held the other 40%. On January 14, 2025, the Company exercised its put option to sell to Purepoint Uranium 10% of the Company’s initial participation interest in the Purepoint Joint Venture in exchange for 4,000,000 common shares of Purepoint Uranium. After this put option was exercised, each of the Company and Purepoint Uranium holds a 50% interest in the Joint Venture.

The Company also holds a further option to purchase an additional 1% interest in the Purepoint Joint Venture for $2.0 million, which expires on the earlier of February 28, 2026 or 60 days following a material uranium discovery. The ownership interests of each company are subject to standard dilution if a party fails to contribute to approved programs or expenditures. If either party’s interest is reduced to 10% or less, that party will relinquish its entire interest in the Purepoint Joint Venture in exchange for a 2% NSR payable on the Joint Venture properties. The remaining party can purchase 1% of this NSR for $2.0 million.

•	Stock options, Restricted Share Units and warrants

In the year ended December 31, 2024, the Company issued 959,463 common shares on the exercise of stock options for proceeds of $2,630,019 and 1,099,232 common shares on the exercise of warrants for proceeds of $3,627,474. The Company also granted 2,588,000 stock options with a weighted average exercise price of $3.17 and granted 350,000 restricted share units (“RSUs”) during the year ended December 31, 2024. Subsequent to December 31, 2024, the Company issued 720,000 common shares on the exercise of stock options for proceeds of $277,200 and also granted 2,065,500 stock options at an exercise price of $2.93.

•	Commencement of 2025 winter exploration program in the Athabasca Basin

On January 14, 2025, the Company announced an 8,800-metre drill program planned on the Larocque East Project. The planned drilling aims to test resource expansion potential near the Hurricane deposit and evaluate greenfield targets along the Larocque Trend. Geophysical surveys are also planned on the Hawk, Evergreen, and East Rim projects to advance these projects to a drill ready stage.

On January 23, 2025, the Company announced the approval of the 2025 exploration program to be operated by Purepoint Uranium for the Purepoint Joint Venture, supported by a total budget of $5.0 million. Exploration work is expected to focus primarily on: drilling a planned approximately 5,400 metres in 18 drill holes at the newly named Dorado Project, which consolidates Turnor Lake, Geiger, Edge, and most of Full Moon into a single high-priority exploration initiative; completing an airborne geophysical survey at the newly named Aurora Project, which consolidates the remaining part of Full Moon, Red Willow, and Collins Bay Extension; and drilling a planned approximately 800 metres in 4 drill holes at the Celeste Block, which consolidates Thorburn Lake, North Thorburn, Madison, and 2Z Lake.

•	Flow Through Financing and Concurrent Private Placement

On February 13, 2025, the Company announced that it had entered into an agreement with a syndicate of underwriters (the “Underwriters”) under a bought deal financing arrangement (the “Flow-Through Financing”) whereby the Company will issue 4,642,000 “flow-through” common shares at a price of $3.75 per share, for gross proceeds of approximately $17.4 million. An over-allotment option granted to the Underwriters to purchase up to an additional 693,300 flow through shares at a price of $3.75 per share was subsequently exercised in full, increasing the total gross proceeds raised under the Flow Through Financing to approximately $20.0 million.

ISOENERGY LTD.

For the years ended December 31, 2024 and 2023

The proceeds from the Flow-Through Financing are required to be spent on eligible “Canadian exploration expenses” that will qualify as “flow-through critical mineral mining expenditures” (in each case as defined in the Tax Act) by December 31, 2026 and the Company is required to renounce the full amount of the gross proceeds of the financing to the subscribers of the flow-through shares no later than December 31, 2025.

Concurrent with the Flow-Through Financing, the Company announced a non-brokered private placement with NexGen to issue 2,500,000 common shares at a price of $2.50 per share for total gross proceeds of approximately $6.3 million (the “Concurrent Private Placement”). The Concurrent Private Placement enables NexGen to maintain its pro-rata ownership interest in the Company at approximately 31.8%.

DISCUSSION OF OPERATIONS

Year ended December 31, 2024

During the year ended December 31, 2024, the Company incurred $23,495,786 of exploration and evaluation spending primarily on its exploration properties in Canada and in Utah, as set out below. Total exploration and evaluation spending in the year ended December 31, 2024 excludes $378,879 spent on properties in Argentina, which the Company disposed of as discussed in “2024 and Year-To-Date 2025 Highlights”. See “Outlook” below for future exploration plans.

Exploration and evaluation spending from continuing operations

	Canada	United States	Australia	Total
Drilling	$6,000,455	$154,306	$-	$6,154,761
Geological & geophysical	4,968,309	522,167	5,895	5,496,371
Labour & wages	1,537,927	1,290,233	247,070	3,075,230
Camp costs	1,936,029	83,738	-	2,019,767
Claim holding costs and advance royalties	50,449	1,236,488	226,100	1,513,037
Engineering and underground access	70,687	1,150,702	-	1,221,389
Travel	364,385	247,757	33,430	645,572
Community relations	575,462	-	-	575,462
Health and safety and environmental	444,369	43,566	73,635	561,570
Geochemistry & Assays	312,268	48,391	2,119	362,778
Extension of claim refunds	(67,713)	-	-	(67,713)
Other	254,853	153,439	75,601	483,893
Cash expenditures	$16,447,480	$4,930,787	$663,850	$22,042,117
Share-based compensation	1,095,546	343,121	11,041	1,449,708
Foreign exchange movements	-	4,528	(567)	3,961
Total expenditures	$17,543,026	$5,278,436	$674,324	$23,495,786

ISOENERGY LTD.

For the years ended December 31, 2024 and 2023

Canada

Expenditure on the Company’s properties in the Athabasca Basin (Figure 1) and Quebec was as follows during the year ended December 31, 2024:

	Larocque East	Hawk	Matoush	East Rim	Other	Total
Drilling	$4,757,266	$1,243,189	$-	$-	$-	$6,000,455
Geological & geophysical	1,816,725	151,953	811,982	538,928	1,648,721	4,968,309
Camp costs	1,282,932	483,469	134,789	-	34,839	1,936,029
Labour & wages	867,305	205,730	178,760	72,371	213,761	1,537,927
Community relations	321,550	73,500	1,299	14,600	164,513	575,462
Health and safety and environmental	402,329	18,048	533	4,099	19,360	444,369
Travel	252,175	24,894	87,294	-	22	364,385
Geochemistry & Assays	219,942	51,924	40,000	402	-	312,268
Engineering	70,687	-	-	-	-	70,687
Claim holding costs	-	-	50,449	-	-	50,449
Extension of claim refunds	-	-	-	(21,529)	(46,184)	(67,713)
Other	76,896	56,168	48,355	20,983	52,451	254,853
Cash expenditures	10,067,807	2,308,875	1,353,461	629,854	2,087,483	16,447,480
Share-based compensation	725,609	166,516	6,162	44,899	152,360	1,095,546
Total expenditures	$10,793,416	$2,475,391	$1,359,623	$674,753	$2,239,843	$17,543,026

Figure 1 – Athabasca Basin Property Location Map

ISOENERGY LTD.

For the years ended December 31, 2024 and 2023

Larocque East Project

Winter 2024 – Diamond Drilling and Electromagnetic Ground Surveying

Early in the 2024 winter program, a single line of stepwise moving loop time domain ground electromagnetic (“EM”) survey was completed at Larocque East (Figure 1) to aid in drill targeting in Target Area A (Figure 2 & Figure 3). Two conductors that correspond to the historic conductor trends were confirmed and a third conductor within the ANT Area A anomaly was identified north of the other two conductors. Subsequent drilling demonstrated the source of this third, northern response to be graphitic-pyritic pelitic gneiss and faults typical of those that underlie the Hurricane deposit and thus expanded the drill proven width of the prospective Hurricane corridor to 300 metres. The EM survey also established a new conductive response that corresponds to an ANT low velocity zone approximately 450 metres south of the main Hurricane trend.

3,364m of drilling in holes LE24-157 to LE24-163 at Area A targeted a velocity low highlighted by an ANT survey completed in summer 2023 (Figure 2). In summary, the exploration drilling successfully intersected alteration and significant late brittle structures both in the sandstone and the basement (Figure 3). Graphitic brittle faults structurally disrupted and desilicified sandstone, unconformity topography changes, and clay and hydrothermal hematite alteration intersected in the winter drill holes are all features observed at the Hurricane deposit. This new extension to the prospective corridor that hosts the Hurricane deposit was drill- defined over an 800 metre strike length and is open to the east. The winter 2024 results have upgraded Target Area A at Larocque East and further drilling was completed in this area during the 2024 summer exploration program, which is further detailed below.

Figure 2 – Location of Larocque East Project winter 2024 drilling at Target Area A, an ANT low velocity anomaly (red oval outline) within the Hurricane conductor corridor between 1,300 and 2,100 metres east-northeast of the Hurricane unconformity uranium deposit. Location of the cross section shown in Figure 3 is indicated by the yellow line.

ISOENERGY LTD.

For the years ended December 31, 2024 and 2023

Figure 3 – Larocque East Target Area A geological cross section looking east (left). The section is drawn through the eastern end of Area A and the location of the section is shown on Figure 2. Features shown including graphitic pelite basement rocks, subvertical faults, relief on the unconformity surface, and bleaching, clay alteration and desilicification are also comparable and present at the Hurricane deposit (right) 2,100m on strike to the west-southwest. The Hurricane deposit cross section illustrating key characteristics of the alteration and basement structure and lithology associated with uranium mineralization (right).

The first hole of the winter campaign, LE24-157 intersected a brittle fault 157 metres below the unconformity along the northwest contact of a strongly graphitic and pyritic pelite interval (Figure 3), typical of the Hurricane deposit 1,500 metres to the west-southwest. Basal sandstone clay results for this hole indicate a mix of illite, kaolinite and chlorite. Drill Hole LE24-158 followed-up LE24-157 on section to test the unconformity projection of the brittle graphitic fault. Strong bleaching, desilicification and fault-controlled clay were intersected below 248 metres. Spectral analysis of fault zone mineralogy indicates strong illite and chlorite. Drilling identified an unconformity offset of 18 metres over a lateral distance of 58 metres between holes LE24-157 and LE24-158.

LE24-162 was drilled to test the unconformity offset between drill hole LE24-157 and LE24-158. LE24-162 was abandoned at 167 metres in a strongly desilicified zone and restarted as LE24-162A. LE24-162A intersected a broad zone of bleaching below 213 metres and moderate structural controlled desilicification from 248 to unconformity at 267.2 metres. Drill hole LE24-162A has confirmed the unconformity elevation change with 17 metres unconformity offset over 20 metres between LE24-157 and LE24-162A on section.

Drill hole LE24-159 and LE24-160 tested the ANT anomaly on a section 200 metres west of LE24-157 (Figure 2). Both holes intersected a significant graphitic-pyritic pelite interval like the holes on the section to the east. LE24-159 intersected a fault zone and moderate desilicification from 167 to 173 metres in the sandstone. LE24-160 tested 74 metres to the north of LE24-159 and intersected a strong brittle fault zone hosted in graphitic-pyritic pelites from 349.5 to 379.9 metres downhole that is the downdip extension of the sandstone-hosted fault in LE24-159. LE24-161 was planned as a further 200 metre further step-out along strike to the west-southwest (Figure 2). Drilling intersected strong bleaching and moderate clay alteration from 227 to 290 metres followed by secondary hematite above the unconformity. Moderate clay and chlorite alteration was intersected immediately below the unconformity. Brittle graphitic faults were intersected between 347 and 353 metres, and at 399 metres, 406 metres, and 439.7 metres downhole.

LE24-163, the last drill hole of the winter program, was drilled 200 metres west of LE24-161 (Figure 2) and it successfully intersected the basement hosted graphitic and pyritic brittle fault at 387.5 metres and 509.7 metres.

ISOENERGY LTD.

For the years ended December 31, 2024 and 2023

Summer 2024 – Diamond Drilling and ANT Surveys

Between May and August 2024, ANT surveys covered 20 square kilometres and over 7 kilometres of the prospective conductor corridor to the east of the Hurricane deposit, designed to assess the remaining eastern extent of the property which has seen limited previous drilling. These survey results identified new targets within two conductor corridors that trend east-northeast and merge in apparent fold closure on the east end of the property as shown (Figure 4).

Summer drilling at Larocque East focused on target areas defined by the 2023 and 2024 ANT surveys to follow up on the locations identified in the ANT survey targets (Figure 4). First pass drilling in Areas D and E returned elevated radioactivity associated with significant alternation, enhancing the prospectivity of the Larocque East Project’s eastern extent. In Area E, five holes were drilled highlighted by hole LE24-192 which intersected 2.0 metres at 495 parts per million uranium partial (“ppm U-p”) and 3,410 counts per second (“cps”), including 0.5 metres at 1,110 ppm U-p and 7,483 cps (Figure 5). In Area D, five holes were drilled highlighted by hole LE24-174 which intersected 3.5 metres, from 254 metres, at 26.2 ppm U-p and 257 cps and 0.2 metres at 1,303 cps (Figure 6). These results are comparable to pre-discovery holes drilled by Cameco just 40 meters from the high-grade Hurricane Deposit, KER-11, which returned 0.5 metres at 518.0 ppm U-p and KER-12 (Figure 5).

Drilling in Hurricane East returned elevated radioactivity, indicating potential for resource expansion. This included a hole drilled 290 metres east of the Hurricane deposit, LE24-188, which intersected 2.1 metres at 1,847 cps, indicating a potential for near resource expansion (Figure 7). In total, 13,015 metres of drilling was completed in 30 diamond drill holes with initial results being highly encouraging, with strong hydrothermal alteration and elevated uranium geochemistry, which are key indicators associated with uranium mineralization.

Figure 4 – Map of the eastern portion of the Larocque East property where ambient noise tomography (ANT) surveys in 2023 and 2024 outlined ten prospective low velocity anomalies, including seven anomalies D through J defined by the summer 2024 surveys.

For additional information please refer to the Larocque East Technical Report.

ISOENERGY LTD.

For the years ended December 31, 2024 and 2023

Outlook: Winter 2025 – Diamond Drilling

Drilling has commenced for the 2025 winter exploration program with the focus on testing resource expansion targets near the Hurricane deposit and between it and 2024 Target Area B (Figure 5). Review of 2024 and past drill results has highlighted gaps in drill hole patterns where nearby holes intersected indicative geochemistry and alteration along projected extensions of faults which control mineralization within the Hurricane resource. Holes from the east end of the Hurricane resource footprint and to the east end of ANT target Area B drilled in 2024 have strong illite clay alteration and uranium partial geochemical signatures, and structural disruption and additional holes are planned to test drilling gaps in this area that is along the eastward strike extension of the faults that control the main portion of the Hurricane deposit.

Review of historical drill hole data reveals that the northern faults at Hurricane, intersected in holes drilled from the north to intersect the deposit at depth (e.g. LE19-15 in Figure 5), remain largely untested at the unconformity, presenting a compelling target which will be tested during the 2025 winter exploration program.

With the addition of a second drill, another 6,000 metres of drilling in 15 holes is planned in greenfield targets along a six-kilometre segment towards the east of the Larocque Trend (Figure 4). Drilling will focus initially on three target areas (D, E, and F) identified through 2024’s integration of geophysical and geochemical data. The trend on which these target areas lie extends eastward on to the Joint Venture Properties (Figure 5). Target areas D, E, and F are characterized by anomalous up geochemistry, indicative clay species alteration mineralogy, and prospective structure projected from nearby holes within the Larocque Trend and within seismic low velocity zones defined by 2024 ANT surveys and resistivity lows outlined by past Direct Current (“DC”) resistivity surveys. A joint inversion of electromagnetic and DC resistivity data to develop improved resistivity mapping of alteration is in progress and will be used in refining drill targets.

Planned drill holes will be focussed initially in areas D, E and F and plans will evolve depending on results as the program proceeds. Unconformity target depth shallows to the east and is at 175 metres vertical depth in hole LE24-180 at Area E versus a 325 metres at the Hurricane deposit (Figure 9).

Figure 5 – Cross-sections of the Hurricane Deposit, including pre-discovery holes KER-11 and KER-12 (left), illustrating the geochemical halo surrounding to the deposit, as a guide for interpreting exploration drill results along the trend and Area E section showing comparable results in drill hole LE24-192 (right) which intersected elevated radioactivity and hydrothermal alteration proximal to unconformity (175 metres below surface).

For additional information please refer to the Larocque East Technical Report.

ISOENERGY LTD.

For the years ended December 31, 2024 and 2023

Figure 6 – Area D Section showing drill holes LE24-174 and LE24-183 which intersected moderately bleached sandstone. Elevated radioactivity coincident with pervasive clay alteration in basement in drill hole LE24-174 is indicative of potential basement mineralization at Larocque East.

Figure 7 – Hurricane East Section showing drill hole LE24-188 which intersected strong bleaching and clay typical of Hurricane Deposit alteration. Approximately 290 meters east of Hurricane Deposit.

ISOENERGY LTD.

For the years ended December 31, 2024 and 2023

Figure 8 – Location of planned winter 2025 drill holes with respect to the Hurricane deposit resource footprint (blue) and the ANT seismic low velocity zone in which the deposit occurs.

Figure 9 – Location of winter 2025 target areas along the Larocque Trend east of the Hurricane deposit to follow up on ANT survey target areas and 2024 summer drill holes.

ISOENERGY LTD.

For the years ended December 31, 2024 and 2023

Hawk Project

Winter 2024 – Diamond Drilling and Electromagnetic Ground Surveying

Drilling at Hawk (Figure 1) totalled 3,863 metres and tested targets derived from the 2023 ANT and ground EM surveys along the structural corridor identified at Hawk in 2023. The 2024 winter drill program consisted of four drill holes collared from surface and one hole wedged off a parent hole. An additional 24.0 line- kilometres of fixed loop SQUID ground EM surveying were completed to extend detailed EM coverage along the Hawk structural corridor (Figure 10). Profiles were collected on four lines spaced 400 metres apart. The survey was completed in late March 2024.

Figure 10 – Hawk plan showing conductors interpreted from 2023 ground EM surveys, drill hole locations, and drill-intersected faults. Also shown is the area of the winter 2024 fixed loop SQUID ground EM survey.

Holes HK24-09, HK24-10, HK24-11, and HK24-11c1 were drilled on section to test for mineralization, structure, and alteration coincident with overlapping strong EM conductivity anomalies and a significant low-density zone identified by the 2023 ANT survey. All four holes successfully intersected structure and alteration, and local zones of elevated radioactivity typical of unconformity-related uranium deposits (Figure 11). HK24-09 intersected a zone of intense brecciation, faulting, and silica removal from 345 to 365 metres. HK24-10 intersected repeating zones of clay- and silica-altered faults in the sandstone from 450 to 570 metres. HK24-11 intersected metre-scale zones of structurally controlled white clay replacement in the sandstone from 678 metres to the unconformity at 709.3 metres. The upper basement of HK24-11 is strongly clay-altered and is underlain by a mixed package of metasedimentary rocks. Anomalous radioactivity averaging 695 counts per second was detected via Mt. Sopris 2PGA downhole gamma probe over 2.3 metres in a clay-altered zone directly underlying the unconformity in HK24-11. Wedge hole HK24- 11c1 intersected a similar sequence of intense clay alteration in the lower sandstone and upper basement, underlain by altered pelitic gneisses.

ISOENERGY LTD.

For the years ended December 31, 2024 and 2023

HK24-12 was a step-out 400 metres southwest along strike of the HK24-12 unconformity intercept and targeted a strong EM conductor between HK23-08 and HK24-11. HK24-12 intersected broad zones of brittle structure, clay alteration, and moderate bleaching in the sandstone from 390 metres to the unconformity at 692.1 metres. Strong clay alteration within a fault gouge directly at the unconformity averages 1,200 counts per second via Mt. Sopris 2PGA gamma probe. Several units of faulted graphitic gneiss were intersected between 741 and 822 metres downhole.

Figure 11 – Hawk L4000E cross section illustrating the multiple brittle fault –fracture zones and associated bleaching, desilicification, clay alteration and hydrothermal hematite intersected by diamond drill holes HK24- 9, 10, 11 and 11c1 over a 600m cross-strike width within the Hawk conductor corridor. Multiple graphitic faults intersected by drill hole HK24-12, drilled approximately 400 metres on strike to the west-southwest (Figure 2) are interpreted to correlate with the graphitic fault intersected on this section by hole HK24-11.

The 2024 winter drill program at Hawk successfully intersected and extended the structural corridor identified in the 2023 Hawk drill programs, with highly prospective structure and alteration identified along a corridor exceeding two kilometres in length. The 2025 winter exploration program plans for stepwise moving loop EM surveys are planned at Hawk to further refine the interpretation of conductor plates (proxies for graphitic faults and rock units) that are used along with low seismic velocity zones mapped by ANT surveys (proxies for rock alteration) and existing drill hole geology and geochemistry information to identify drill targets on the Hawk project. The goal of these geophysical surveys is to advance targets at Hawk to the drill-ready stage.

ISOENERGY LTD.

For the years ended December 31, 2024 and 2023

East Rim Project

Winter 2024 – Electromagnetic Ground Surveying

A total of 81.2 line-kilometres of step loop transient EM surveying, was done along three profiles on the early-stage East Rim project (Figure 1). The project is situated 45 kilometres east-southeast of the McArthur River mine in the southeastern portion of the Athabasca Basin. Target depths are relatively shallow as sandstone thickness ranges between 0 and 260 metres. The three EM profiles were surveyed in an area of interest where strong conductivity mapped by a 2023 Versatile Time Domain Electromagnetic (“VTEM”) survey, density lows mapped by 2022 Falcon gravity surveys, and brittle structure and clay alteration logged in historic diamond drill holes all occur within an underexplored magnetic low corridor (Figure 12).

The survey was finished in early April and the 2024 summer exploration program focused on high resolution helicopter-borne radiometric surveying. The 2025 winter exploration program plans for ground gravity surveys at East Rim that cover multiple conductive and structural corridors, with the goal to advance targets at East Rim to the drill-ready stage.

Figure 12 – East Rim project map showing the area of interest in which three step loop transient ground EM surveys lines were completed during the winter 2024. The surveys were designed to profile an area in enhanced conductivity was recorded in 2023 VTEM surveys and historic ground EM surveys, structural disruption and clay alteration are recorded in historic drill hole logs, and density lows were recorded by a 2022 Falcon gravity survey, all within an east-northeast trending favourable magnetic low corridor.

Matoush Project

Summer 2024 – Geological Surveying

The Company completed its 2024 summer exploration program at the Matoush project in Quebec. The program included exploration work at the property, as well as community visits. The Matoush project hosts known uranium mineralization and the summer 2024 exploration program focused on conducting ANT, magnetic and very low frequency EM geophysical surveys, and biogeochemical sampling. Local community members were involved in various aspects of the exploration program. The results of the summer field work at the Matoush project continue to be analyzed.

ISOENERGY LTD.

For the years ended December 31, 2024 and 2023

Purepoint Joint Venture – Dorado Project

Outlook: 2025 – Diamond Drilling

Exploration at the Dorado Project (Figure 13) will focus on the high-priority target zones defined by graphitic conductors that wrap around a central granitic dome. A unified approach will integrate and re-evaluate all historical geophysical work and drill hole geology across the properties. Approximately 5,400 metres in 18 drill holes are planned for 2025 at the Dorado Project.

The Larocque Trend extends across the Turnor Lake property to the northern boundary of Full Moon, located 14 kilometers east of the Hurricane Deposit. Previous drilling completed has revealed a shallow vertical depth to the unconformity, ranging from just 27 to 133 metres and several highly prospective yet untested zones remain. Additionally at Geiger, historical drilling intersected high-grade basement-hosted uranium mineralization, including 2.74% U3O8 over 1.2 metres in drill hole HL-50 along the H11 South conductor. Geiger is characterized by 20 kilometers of graphitic conductors, with significant untested gaps of up to 1,000 metres, presenting exceptional exploration potential.

Figure 13 – Location of the Larocque Trend which hosts the high-grade Hurricane deposit and high-grade uranium occurrences on the newly formed Dorado Project, the primary focus of 2025.

For additional information please refer to the Larocque East Technical Report.

ISOENERGY LTD.

For the years ended December 31, 2024 and 2023

Other Athabasca Basin projects

The majority of geological and geophysical costs incurred for other projects relate to helicopter and drone radiometric and magnetic surveys conducted for the 100% owned Evergreen, Trident, Ledge, Bulyea River, Rapid River, Sparrow, Ward Creek, Carlson Creek, and Cable projects and the now 50% owned Geiger, 2Z Lake, and Madison projects. The Company spent $5,771 to stake additional ground adjacent to the Evergreen project during the year ended December 31, 2024. The winter 2025 exploration program plans for ground gravity surveys at Evergreen with the goal to advance targets to the drill-ready stage.

United States

Expenditure on the Company’s properties in the United States was as follows during the year ended December 31, 2024:

	Tony M	Other	Total
Labour and wages	$1,254,659	$35,574	$1,290,233
Claim holding costs and advance royalties	1,191,257	45,231	1,236,488
Engineering and underground access	1,150,702	-	1,150,702
Geological & geophysical	496,671	25,496	522,167
Camp costs	81,921	1,817	83,738
Travel	245,060	2,697	247,757
Drilling	154,306	-	154,306
Geochemistry and assays	48,391	-	48,391
Health and safety and environmental	43,566	-	43,566
Other	153,172	267	153,439
Cash expenditures	4,819,705	111,082	4,930,787
Share-based compensation	343,121	-	343,121
Foreign exchange movements	4,528	-	4,528
Total expenditures	$5,167,354	$111,082	$5,278,436

Tony M Mine

Reopening Access to the Underground Mine Workings

The Company successfully reopened the main decline to the Tony M Mine on July 26, 2024 with initial observations of underground conditions indicating that the main decline and underground equipment shops are in good condition. The Company has been carrying out several initiatives as part of its comprehensive work program at the Tony M Mine in 2024. Main initiatives include carrying out the rehabilitation of the underground, which included scaling, installation of ground support and ventilation systems and engaging with international mining consultants to complete work on the design and implementation of the ventilation plans and ground control plans. Surveys to map the orebody from the underground and surface have been completed. Work also included the preparation of regulatory documents, including updated health and safety plans, ground support plans, ventilation plans and mine rescue plans, along with other relevant materials. The Company has been securing and installing new equipment on site. The Company has received proposals from several mining contractors in advance of making a development decision.

To oversee the work, the Company has been increasing its Utah workforce, including the hiring of a Director of US Engineering and Operations. The Company appointed Josh Clelland to this position to manage the reopening of the Tony M Mine and to advance the Company’s other US-based uranium projects.

ISOENERGY LTD.

For the years ended December 31, 2024 and 2023

Geophysical Surveys and Geological Studies

The 2024 exploration program in Utah focused on the area around the Tony M Mine, the Rim Mine, the Daneros Mine and the Sage Plain project. The exploration program included new exploration methods for discovering and defining uranium and vanadium ore deposits. The tabular sandstone hosted deposits on the Colorado Plateau have traditionally been explored using extensive surface drilling which comes at a high cost. The Company’s program was intended to investigate quicker and cheaper ways to identify drilling targets and reduce the overall need for extensive surface drilling.

The work completed in 2024 includes multiple geophysical surveys on the Company’s Utah properties aimed to illuminate the geologic ore controls at play. Seismic, electromagnetic, and induced polarization surveys have been completed over areas of known mineralization at Tony M Mine, Daneros Mine, Rim Mine, and Sage Plain project. These surveys were designed to determine the geophysical response of uranium mineralization and associated mineralogy and rock types, and to remotely map the geological controls, such as sandstone channels, that localize the uranium mineralization. The goal is to deploy the same surveys to untested ground to guide and refine exploration drilling. New seismic survey technology was used to make the 8 kilometers of surveys easier and more efficient, even over rough terrain. Analysis of these multiple survey results is ongoing and expected to continue in 2025. Additionally, three surface core holes were completed at the Tony M Mine within the survey areas to better correlate the geophysical surveys with the true geology.

The work program also included developing the local sedimentary architecture at each of the Company’s Utah properties. Identifying and understanding the local constraints on the uranium and vanadium mineralization within the existing mines will be crucial to efficient underground mining and derisk the first phases of active mining. The completed field work includes detailed sedimentary section measurements, defining paleo depositional orientation, and statistical analysis of the size and shape of sedimentary packages hosting mineralization. These geological studies will work in concert with the geophysical surveys to reveal the framework controlling the uranium and vanadium deposit.

Claim Staking and Claim Maintenance

The Company staked additional ground to the northwest of the Tony M Mine during the year ended December 31, 2024 at a cost of $408,449 and incurred $1,191,257 in expenditure on annual state, advance royalties, other short-term lease payments, and land management fees related to the Company’s properties in Utah. This staking included 370 lode claims and two additional Utah state mineral leases through auction, which added 8,680 acres to the land position near the Tony M Mine.

ISOENERGY LTD.

For the years ended December 31, 2024 and 2023

Year ended December 31, 2023

During the year ended December 31, 2023, the Company incurred $11,688,303 of exploration spending (excluding a loss on disposal of assets) primarily on its exploration properties in the Athabasca Basin, as set out below. Expenditure on the properties acquired in the Merger is included for the 26 days from closing of the transaction on December 5, 2023 to December 31, 2023, which includes expenditures at the Matoush project in Canada. The Argentina reporting segment was disposed of during the year and all accumulated exploration spending was derecognized on the Company’s Annual Financial Statements, as further described in “2024 and Year-to-date 2025 Highlights”.

	Canada	United States	Australia	Argentina	Total
Drilling	$4,305,836	$-	$-	$-	$4,305,836
Geological & geophysical	2,816,357	-	-	-	2,816,357
Camp costs	1,501,728	-	-	-	1,501,728
Labour & wages	1,070,334	26,322	27,223	57,678	1,181,557
Geochemistry & Assays	130,962	-	-	-	130,962
Engineering	118,618	-	-	-	118,618
Extension of time (refunds) payments	(292,083)	-	-	-	(292,083)
Travel and other	347,992	25,196	25,510	8,615	407,313
Cash expenditures	9,999,744	51,518	52,733	66,293	10,170,288
Share-based compensation	1,401,468	95,357	-	21,190	1,518,015
Total expenditures	$11,401,212	$146,875	$52,733	$87,483	$11,688,303

Expenditure on the Company’s properties in the Athabasca Basin was primarily on Hawk, Larocque East, Ranger and Geiger, as set out below.

	Hawk	Larocque East	Ranger	Geiger	Other	Total
Drilling	$2,097,494	$1,398,963	$809,051	$-	$328	$4,305,836
Geological & geophysical	654,314	894,943	3,850	239,087	1,024,163	2,816,357
Camp costs	823,570	497,452	92,069	85,877	2,760	1,501,728
Labour & wages	327,015	351,389	123,657	62,734	205,539	1,070,334
Geochemistry & Assays	69,913	47,858	12,894	255	42	130,962
Engineering	-	118,618	-	-	-	118,618
Extension of time (refunds) payments	(58,659)	-	47,473	-	(280,897)	(292,083)
Travel and other	169,368	123,637	27,449	7,086	12,019	339,559
Cash expenditures	4,083,015	3,432,860	1,116,443	395,039	963,954	9,991,311
Share-based compensation	291,914	436,304	183,912	93,277	396,061	1,401,468
Total expenditures	$4,374,929	$3,869,164	$1,300,355	$488,316	$1,360,015	$11,392,779

ISOENERGY LTD.

For the years ended December 31, 2024 and 2023

OUTLOOK

The Company intends to actively explore all of its exploration projects as and when resources permit. The nature and extent of further exploration on any of the Company’s properties, however, will depend on the results of completed and ongoing exploration activities, an assessment of its recently acquired properties and the Company’s financial resources.

In Canada, the 2024 summer exploration programs on projects in the Athabasca Basin, the Matoush project in Quebec, and the now sold Mountain Lake project in Nunavut were completed. Activities in Canada for 2025 include commencing the 2025 winter exploration program in the Athabasca Basin, with a focus of testing resource expansion potential near the Hurricane deposit and evaluating greenfield targets along the Larocque Trend, commencing drilling at the Dorado Project to unlock the potential of the Larocque Trend, evaluating 2024 exploration results for Matoush, carrying out planned exploration at other Athabasca Basin projects, and proposing future exploration work, as further outlined in “Discussion of Operations” above.

In the United States, the Company successfully reopened the main decline into the Tony M Mine and gained underground access in July 2024. Work completed included underground rehabilitation and surface geological mapping of the sandstone-hosted uranium and vanadium mineralization which allows for more precise extraction plans for inclusion in an updated mine study. The Company’s planned work program at the Tony M Mine in 2025 include advancing an ore sorting study, an evaporation trade-off study, and evaluation of multiple mining methods. The ore sorting study is being undertaken in an effort to reduce haulage costs to the Energy Fuels White Mesa Mill. The evaporation trade-off study should provide a path for minimising the cost, work and timeline for full dewatering of the underground when the mine is put back into production. Results of these studies could provide important inputs for a technical and economic study, which may begin later this year and would include a mine plan, production rates, expected operational costs and capital requirements. In any such plan, the price of uranium will be a key factor.

The Company intends to undertake internal technical studies on several non-material properties in 2025.

SELECTED FINANCIAL INFORMATION

Management is responsible for the Annual Financial Statements referred to in this MD&A. The Audit Committee of the Board of Directors (the “Board”) has been delegated the responsibility to review the Annual Financial Statements and MD&A and make recommendations to the Board. It is the Board which has responsibility for final approval of the Annual Financial Statements and MD&A.

The Annual Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The Company’s presentation currency and the functional currency of its Canadian operations is Canadian dollars; the functional currency of its Australian operations is the Australian dollar; and the functional currency of its United States operations and the Argentinian discontinued operations is the US dollar.

The Company’s Annual Financial Statements have been prepared using IFRS applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The ability of the Company to continue as a going concern is dependent on its ability to obtain financing and achieve future profitable operations.

ISOENERGY LTD.

For the years ended December 31, 2024 and 2023

Financial Position

The following financial data is derived from and should be read in conjunction with the Annual Financial Statements. As an exploration stage company, IsoEnergy does not have revenues.

	December 31, 2024	December 31, 2023 Restated	January 1, 2023 Restated
Exploration and evaluation assets	$262,291,098	$274,756,338	$71,165,630
Total assets	340,835,023	347,198,222	97,115,302
Total current liabilities	35,103,977	41,065,120	30,027,703
Total non-current liabilities	2,567,887	3,112,545	866,909
Working capital (1)	56,116,942	51,644,330	25,347,788
Cash dividends declared per share	Nil	Nil	Nil

(1)	Working capital is defined as current assets less current liabilities, excluding flow-though share premium liabilities and debenture liabilities.

In the year ended December 31, 2024 the Company capitalized $23,495,786 of exploration and evaluation costs, which excludes $378,879 of exploration and evaluation spending on the Company’s disposed properties in Argentina, as further described in “Discussion of Operations” above. Exploration and evaluation assets of $8,182,088 relating to the Argentina reporting segment were disposed of, as further described in “2024 and Year-to-date 2025 Highlights” above. Total assets also decreased primarily due to disposals and impairment losses of $39,958,977, which includes a loss on the contribution of exploration and evaluation assets upon the formation of the Purepoint Joint Venture of $25,616,241 and a write-down of other exploration and evaluation assets in the Athabasca Basin of $14,342,736. This decrease was partially offset by the net proceeds from the February 2024 Private Placement of $21,757,216 and an increase in the fair value of marketable securities of $14,145,377, primarily from $13,727,000 of Jaguar Uranium common shares received on the disposal of the Argentina reporting segment and the purchase of other equity holdings of $3,147,290, during the year ended December 31, 2024.

Current liabilities on December 31, 2024, include a flow through share premium liability of $1,355,210 related to the February 2024 Private Placement. Accounts payable and accrued liabilities increased by $612,945 during the twelve months ended December 31, 2024 mostly as a result of legal and advisory fees incurred for the now AEC Arrangement and the completion of the geophysical surveying activities in the Athabasca basin and Matoush project during the year-to-date. The fair value of the Company’s US$6 million principal of convertible debentures (the “2020 Debentures”) and the 2022 Debentures (as defined in the Annual Financial Statements, and collectively with the 2020 Debentures, the “Debentures”) decreased by $7,168,935 during the year ended December 31, 2024 as discussed in “Results of Operations” below.

Working capital increased during the year mainly due to the $23.0 million February 2024 Private Placement and an increase in the fair value of marketable securities during the period mostly from the investment in Jaguar Uranium, partly offset by exploration and evaluation spending and the increase in accounts payable discussed above.

ISOENERGY LTD.

For the years ended December 31, 2024 and 2023

Results of Operations

The following financial data is derived from and should be read in conjunction with the Annual Financial Statements.

	For the three months ended December 31		For the year ended December 31
	2024	2023	2024	2023
General and administrative costs
Share-based compensation	$1,050,332	$2,760,452	$5,285,145	$6,378,269
Administrative salaries, contractor and directors’ fees	1,962,907	690,854	5,120,027	1,621,394
Investor relations	232,108	218,473	897,110	540,230
Office and administrative	196,247	98,026	803,472	236,766
Professional and consultant fees	2,373,083	297,779	4,436,654	743,594
Travel	129,317	30,963	565,145	153,799
Public company costs	49,031	61,517	559,212	311,627
Total general and administrative costs	(5,993,025)	(4,158,064)	(17,666,765)	(9,985,679)
Interest income	491,512	380,492	2,391,377	747,763
Interest expense	(31,793)	(5,964)	(128,498)	(5,984)
Interest on convertible debentures	(318,422)	(309,901)	(1,246,850)	(1,228,251)
Fair value gain (loss) on convertible debentures	7,080,098	8,649,326	7,103,656	(9,768,831)
Gain on disposal of Argentina assets	-	-	5,300,611	-
Dispositions and impairment of assets	(39,958,977)	(251,028)	(39,958,977)	(251,028)
Foreign exchange loss	(51,312)	(28,829)	(75,588)	(35,699)
Other income	25,134	4,882	141,502	4,882
(Loss) income from operations	(38,756,785)	4,280,914	(44,139,532)	(20,522,827)
Deferred income tax recovery	3,251,680	367,780	2,132,799	1,852,143
(Loss) income from continuing operations	(35,505,105)	4,648,694	(42,006,733)	(18,670,684)
Loss from discontinued operations (1)	-	(17,856)	(128,358)	(17,856)
(Loss) income for period	$(35,505,105)	$4,630,838	$(42,135,091)	$(18,688,540)
(Loss) income per share - basic	$(0.20)	$0.04	$(0.24)	$(0.16)
Loss per share - diluted	$(0.22)	$(0.02)	$(0.26)	$(0.16)
Loss per share
relating to discontinued operations –	Nil	$(0.00)	$(0.00)	$(0.00)
basic and diluted (1)

(1) Loss from discontinued operations, net of tax, relates to the Argentina reporting segment, as described above in “2024 and Year-to-date 2054 Highlights”.

Three months ended December 31, 2024

During the three months ended December 31, 2024, the Company recorded a net loss of $35,505,105, compared to net income of $4,630,838 in the three months ended December 31, 2023. Included in the net income for the three months ended December 31, 2023, is a $17,856 loss from discontinued operations relating to the Argentina reporting segment. The main driver of the difference between the two periods was a loss of $39,958,977 recorded on dispositions and impairment of assets. The book value of the assets contributed by the Company to the Purepoint Joint Venture exceeded the deemed fair value of the Purepoint Joint Venture and a loss on contribution of exploration and evaluation assets of $25,616,241 was recorded. The Company also identified indicators of impairment on its Radio and Carlson Creek properties in the Athabasca Basin, primarily because of the loss recorded on the contribution of assets to the Purepoint Joint Venture, and an impairment loss of $14,342,736 was recorded as at December 31, 2024. Other factors causing the difference between the two periods is further described below.

ISOENERGY LTD.

For the years ended December 31, 2024 and 2023

General and administrative costs

Share-based compensation was $1,050,332 in the three months ended December 31, 2024, compared to $2,760,452 in the three months ended December 31, 2023. The share-based compensation expense is a non-cash charge based on the Black-Scholes value of stock options, calculated using the graded vesting method. Stock options granted to directors, consultants and employees typically vest in three tranches – 1/3 immediately, 1/3 on the first anniversary of the grant date, and the remaining 1/3 on the second anniversary of the grant date, with the corresponding share-based compensation expense being recognized over this period. The decrease in the current period is primarily due to a number of options issued to directors and corporate employees during the prior period as a result of the Merger.

Administrative salaries, contractor and directors’ fees of $1,962,907 for the three months ended December 31, 2024, increased from $690,854 during the prior period due to the inclusion of salaries, bonuses and contractor fees for the expanded management team subsequent to the Merger. This increase is partially offset by the inclusion of the former President and Executive Vice President Exploration & Development of the Company for the full three months ended December 31, 2023 prior to their resignations effective August 31, 2024 and October 31, 2024, respectively.

Investor relations expenses relate primarily to costs incurred in communicating with existing and potential shareholders, conferences and marketing. The costs in both periods were similar.

Office and administrative expenses were $196,247 for the three months ended December 31, 2024 compared to $98,026 in the three months ended December 31, 2023, and normally consist of office operating costs and other general administrative costs. The increase in the three months ended December 31, 2024 is mainly a result of additional expenses from multiple offices subsequent to the Merger.

Professional and consultant fees were $2,373,083 for the three months ended December 31, 2024, compared to $297,779 for the three months ended December 31, 2023. Professional fees were higher mainly due to legal and advisory fees incurred for the now terminated AEC Arrangement, as well as increased legal fees and business development activities subsequent to the Merger and public relations costs associated with the Company’s activities in Virginia. Professional and consultant fees incurred for the Merger are included in the total consideration paid and are not expensed in general and administrative costs.

Travel expenses were $129,317 for the three months ended December 31, 2024, compared to $30,963 in the three months ended December 31, 2023. Travel expenses relate to general corporate activities and the increase is mostly due to additional projects and activities undertaken and conferences attended in the three months ended December 31, 2024.

Public company costs consist primarily of costs associated with the Company’s continuous disclosure obligations, listing fees, directors and officers insurance, transfer agent costs, press releases and other shareholder communications. The costs in both periods were similar.

Other items

The Company recorded interest income of $491,512 in the three months ended December 31, 2024, compared to $380,492 in the three months ended December 31, 2023, which represents interest earned on cash balances and the Bridge Loan advanced to Anfield Energy. The amounts were higher in the three months ended December 31, 2024 mainly due to accrued interest on the Bridge Loan receivable from Anfield Energy. The Company also had higher average cash balances resulting from the $36.6 million financing that closed in escrow on October 19, 2023, and the February 2024 Private Placement, which were partially offset by a decrease in interest rates earned on cash in the three months ended December 31, 2024.

ISOENERGY LTD.

For the years ended December 31, 2024 and 2023

Interest expense on Debentures was $318,422 in the three months ended December 31, 2024, which was similar to the $309,901 in the three months ended December 31, 2023. The 2020 Debentures and 2022 Debentures bear interest of 8.5% and 10%, respectively, per annum and are payable, with a combination of cash and common shares of the Company, on June 30 and December 31.

The fair value of the Debentures on December 31, 2024 was $30,279,306 compared to $37,376,648 on September 30, 2024. The decrease in the fair value of the Debentures resulted in a fair value gain of $7,080,098 included in the statement of loss and a fair value gain attributable to the change in credit risk of $17,244 included in other comprehensive income (loss). During the three months ended December 31, 2023, the fair value gain on Debentures included in the statement of loss was $8,649,326 as a result of a decrease in fair value of the Debentures for the prior comparable quarter and a fair value loss of $87,374 attributable to the change in credit risk included in other comprehensive income (loss). The Company’s Debentures are classified as measured at fair value through profit and loss. In accordance with IFRS 9 – Financial Instruments, the part of a fair value change due to an entity’s own credit risk is presented in other comprehensive income (loss). As of December 31, 2024, the discount on the 2020 Debentures is assumed to be 0%, as it is assumed that the 2020 Debentures can be converted immediately and sold at the fair market value of the conversion shares, with no additional discount, which combined with a decrease in the Company’s share price, resulted in an decrease in the fair value of the 2020 Debentures during the period. As of December 31, 2024, the time to maturity of the 2020 Debentures and 2022 Debentures was 0.6 and 2.9 years, respectively.

Foreign exchange loss was $51,312 in the three months ended December 31, 2024, compared to a loss of $28,829 in the three months ended December 31, 2023, and mainly relates to exchange movements on working capital in United States dollars held by the Company. The foreign exchange fluctuations are mostly due to the strengthening of the US dollar which caused losses on US dollar denominated accounts payable in the Company’s Canadian subsidiaries.

Other income was $25,134 in the three months ended December 31, 2024, compared to $4,882 in the three months ended December 31, 2023. This primarily relates to rental income earned from the Company’s operations in the US, which were acquired as part of the Merger.

The Company records a deferred tax recovery or expense which is comprised of a recovery on losses recognized in the period and, when applicable, the release of flow-through share premium liability which is offset by the renunciation of flow-through share expenditures to shareholders. In the three months ended December 31, 2024, this resulted in a recovery of $3,251,680, compared to a recovery of $367,780 in the three months ended December 31, 2023. The increase in recovery is mainly due to the impairment recorded and a larger proportion of flow-through share spending renounced during the three months ended December 31, 2024.

Year ended December 31, 2024

During the year ended December 31, 2024, the Company recorded a net loss of $42,135,091, compared to a net loss of $18,688,540 in the year ended December 31, 2023. Included in the net loss for the year ended December 31, 2024, is a $128,358 loss from discontinued operations relating to the Argentina reporting segment compared to a $17,856 loss relating to the Argentina reporting segment in the prior year. The main driver of the difference between the two periods is a $39,958,977 loss on disposal and impairment of exploration and evaluation assets and an increase of $7,681,086 in general and administrative costs. The increase in net loss is partially offset by a decrease in the fair value on the Debentures from the prior year resulting in a fair value gain of $7,103,656 and a gain on the disposal of the Argentina reporting segment of $5,300,611 during the year ended December 31, 2024. Other factors causing the increase in net loss between the two periods are further described below.

ISOENERGY LTD.

For the years ended December 31, 2024 and 2023

General and administrative costs

Share-based compensation was $5,285,145 in the year ended December 31, 2024, compared to $6,378,269 in the year ended December 31, 2023. Share-based compensation was lower in the year ended December 31, 2024 primarily due to less options granted as compared to the prior period.

Administrative salaries, contractor and directors’ fees at $5,120,027 for the year ended December 31, 2024, increased from $1,621,394 during the prior period for similar reasons discussed above for the three months ended December 31, 2024.

Investor relations expenses were $897,110 for the year ended December 31, 2024, compared to $540,230 in the year ended December 31, 2023 and related primarily to costs incurred in communicating with existing and potential shareholders, conferences and marketing. The costs were higher in the year ended December 31, 2024 mainly due to the Company’s increased exposure in the US and Australia subsequent to the Merger, which led to increased industry conference attendance, marketing expenses, and analyst site visits.

Office and administrative expenses were $803,472 for the year ended December 31, 2024 compared to $236,766 in the year ended December 31, 2023, and normally consist of office operating costs and other general administrative costs. The increase in the year ended December 31, 2024 is mainly a result of additional expenses from multiple offices subsequent to the Merger.

Professional fees were $4,436,654 for the year ended December 31, 2024, compared to $743,594 for the year ended December 31, 2023. Professional fees were higher in the year ended December 31, 2024 mainly due to similar reasons discussed above for the three months ended December 31, 2024, as well as the amortization of advisory services contracted by Consolidated Uranium in 2023, public relation consulting expenses related to the Company’s operations in the US, and legal and audit fees related to the Company’s graduation to the TSX and filing of the Prospectus during the year ended December 31, 2024.

Travel expenses were $565,145 for the year ended December 31, 2024, compared to $153,799 in the year ended December 31, 2023. Travel expenses relate to general corporate and business development activities and the increase is primarily due to increased activities subsequent to the Merger.

Public company costs were $559,212 for the year ended December 31, 2024, compared to $311,627 for the year ended December 31, 2023. The increase in costs during the year ended December 31, 2024 was mainly due to higher listing fees due to the Company’s increased market capitalization compared to the previous period and graduation to the TSX, as well as higher shareholder meeting costs.

Other items

The Company recorded interest income of $2,391,377 in the year ended December 31, 2024, compared to $747,763 in the year ended December 31, 2023. The amounts were higher in the year ended December 31, 2024 for similar reasons discussed above for the three months ended December 31, 2024.

Interest expense on Debentures was $1,246,850 in the year ended December 31, 2024, which is similar to $1,228,251 in the year ended December 31, 2023.

The fair value of the Debentures on December 31, 2024 was $30,279,306 compared to $37,448,241 on December 31, 2023. The decrease in the fair value of the Debentures consists of a fair value gain of $7,103,656 included in the statement of loss and a fair value gain attributable to the change in credit risk of $65,279 included in other comprehensive income (loss). During the year ended December 31, 2023, the fair value change on the Debentures consisted of a fair value loss of $9,768,831 included in the statement of loss and a fair value loss attributable to the change in credit risk of $273,449 included in other comprehensive income (loss). Similar to the reasons discussed above for the three months ended December 31, 2024, the discount on the 2020 Debentures is assumed to be 0%, which combined with the decrease in the Company’s share price, led to a decrease in fair value in the current year, as opposed to increases in these assumptions in the prior year and a discount higher than 0% assumed for the 2020 Debentures, which led to an increase in fair value in the prior year.

ISOENERGY LTD.

For the years ended December 31, 2024 and 2023

Foreign exchange losses were $75,588 in the year ended December 31, 2024, which is higher than the losses of $35,699 in the year ended December 31, 2023 for similar reasons discussed above for the three months ended December 31, 2024.

Other income was $141,502 in the year ended December 31, 2024, compared to $4,882 in the year ended December 31, 2023 for similar reasons discussed above for the three months ended December 31, 2024.

The Company records a deferred tax recovery or expense which is comprised of a recovery on losses recognized in the period and, when applicable, the release of flow-through share premium liability which is offset by the renunciation of flow-through share expenditures to shareholders. In the year ended December 31, 2024, this resulted in a recovery of $2,132,799, compared to a recovery of $1,852,143 in the year ended December 31, 2023 for similar reasons discussed above for the three months ended December 31, 2024.

SUMMARY OF QUARTERLY RESULTS

The following information is derived from the Company’s Interim and Annual Financial Statements prepared in accordance with IFRS. The information below should be read in conjunction with the Company’s Interim and Annual Financial Statements for each of the past seven quarters.

Consistent with the preparation and presentation of the Annual Financial Statements, these unaudited quarterly results are presented in Canadian dollars.

	Dec. 31, 2024	Sep. 30, 2024	Jun. 30, 2024	Mar. 31, 2024
Revenue	Nil	Nil	Nil	Nil
Net (loss) income	$(35,505,105)	$4,159,285	$(6,059,293)	$(4,729,978)
Net (loss) income per share:
Basic	$(0.20)	$0.02	$(0.03)	$(0.03)
Diluted	$(0.22)	$(0.00)	$(0.03)	$(0.03)
Loss from discontinued operations (1)	Nil	$(1,859)	$(55,133)	$(71,366)
Loss from discontinued operations per share – basic and diluted (1)	Nil	$(0.00)	$(0.00)	$(0.00)

	Dec. 31, 2023	Sep. 30, 2023	Jun. 30, 2023	Mar. 31, 2023
Revenue	Nil	Nil	Nil	Nil
Net income (loss)	$4,630,838	$(21,988,054)	$3,568,387	$(4,899,711)
Net income (loss) per share:
Basic	$0.04	$(0.20)	$0.03	$(0.04)
Diluted	$(0.02)	$(0.20)	$(0.01)	$(0.04)
Loss from discontinued operations (1)	$(17,856)	Nil	Nil	Nil
Loss from discontinued operations per share – basic and diluted (1)	$(0.00)	Nil	Nil	Nil

(1)       Loss from discontinued operations relates to the Argentina reporting segment, as described above in “2024 and Year-to-date 2025 Highlights”.

IsoEnergy does not derive any revenue from its operations. Its primary focus is the acquisition, exploration and development of mineral properties. As a result, the income (loss) per period has fluctuated depending on the Company’s activity level and periodic variances in certain items. Quarterly periods are therefore not comparable. As part of the Company’s strategy to evaluate additional M&A opportunities throughout the life cycle of mineral properties, the Company may incur gains or losses related to such transactions or incur expenses for M&A opportunities that do not materialize. In the three months ended June 30, 2024, a $5,300,611 gain was recorded on the disposal of its Argentina assets and in the three months ended December 31, 2024, a loss of $25,616,241 was recorded from the contribution of exploration and evaluation assets to the Purepoint Joint Venture. The Company also assesses for indicators of impairment on its property and equipment and exploration and evaluation assets quarterly, as required by the relevant IFRS. If such indicators are identified, an analysis to determine its recoverable value is performed and if such amount is lower than the carrying value, a loss is recognized for the difference. In the three months ended December 31, 2024, the Company identified indicators of impairment on certain exploration and evaluation assets located in the Athabasca Basin primarily as a result of the loss on the formation of the Purepoint Joint Venture and recorded a write-down of $14,342,736.

ISOENERGY LTD.

For the years ended December 31, 2024 and 2023

In the third quarter of 2020, the Company issued the 2020 Debentures and in the fourth quarter of 2022 issued the 2022 Debentures, both of which are accounted for as measured at fair value through profit and loss, which has resulted in a gain on the revaluation of the Debentures in the three months ended June 30, 2023, three months ended December 31, 2023, three months ended September 30, 2024, three months ended December 31, 2024, and losses in every other period.

LIQUIDITY AND CAPITAL RESOURCES

IsoEnergy has no revenue-producing operations, earns only minimal interest income on cash, and is expected to have recurring operating losses. As of December 31, 2024, the Company had an accumulated deficit of $102,545,246.

During the year ended December 31, 2024, the Company utilized cash on hand to invest $21,768,491 (net of changes in accounts payable) in exploration and evaluation assets, $578,107 in the acquisition of exploration and evaluation assets, $10,281,159 for expenditure on its corporate and business development activities, including movements in working capital, advanced $5,899,864 to Anfield Energy which was fully repaid subsequent to December 31, 2024, paid $898,020 to settle the semi-annual interest due on its Debentures, and spent $3,147,290 to purchase common shares and/or warrants in Purepoint Uranium, Toro Energy, and Premier American Uranium.

During the year ended December 31, 2024, the Company received $21,297,556 in net proceeds from the February 2024 Private Placement, received $2,630,019 from the exercise of stock options and $3,627,474 from the exercise of warrants.

Subsequent to December 31, 2024, the Company entered into an agreement for a “bought deal” prospectus offering, under which it is expected to receive total gross proceeds of up to $20.0 million. The bought deal financing is expected to be completed on February 28, 2025. The Company also announced a non-brokered private placement with NexGen whereby the Company is expected to raise total gross proceeds of up to $6.3 million.

As of the date of this MD&A, the Company has approximately $24.0 million in cash, $37.7 million in marketable securities and $59.9 million in working capital.

The Company has now fully funded its Canadian exploration activities up to the end of December 31, 2025 and into 2026. The Company anticipates obtaining additional financing in the coming year, under the Prospectus or otherwise, to fund its currently planned exploration and evaluation activities at its properties, while maintaining current corporate capacity, which includes wages, consulting fees, professional fees, costs associated with the Company’s head office and fees and expenditures required to maintain all of its tenements. Should the Company not obtain sufficient funds when needed, the Company plans to sell its marketable securities in order to fund operations.

The ability of the Company to continue as a going concern is dependent on its ability to obtain financing and achieve future profitable operations.

Management will determine whether to accept any offer to finance, weighing such factors as the financing terms, the results of exploration, the Company’s share price at the time and current market conditions, among others. Circumstances that could impair the Company’s ability to raise additional funds include general economic conditions, the price of uranium and certain other factors set forth under “Risk Factors” below and above under “Industry and Economic Factors that May Affect the Business”. A failure to obtain financing as and when required, could require the Company to reduce its exploration and corporate activity levels.

ISOENERGY LTD.

For the years ended December 31, 2024 and 2023

The Company raised $18.5 million in financing on December 6, 2022, including $5 million from the issuance of “flow through” common shares. The proceeds from the flow-through component of the financing were to be used to incur "Canadian exploration expenses" as defined in subsection 66.1(6) of the Tax Act and "flow through mining expenditures" as defined in subsection 127(9) of the Tax Act. The net proceeds of the remainder of the financing were to be used for further exploration and development of the Company’s Athabasca properties and for general corporate purposes.

In 2023, the Company incurred $11.7 million of net exploration spending primarily on its exploration properties in the Athabasca Basin, funded from the $18.5 million of proceeds from the financing, including $5,029,000 million which was funded from the proceeds of the flow-through component of the financing. The remainder of the $18.5 million in proceeds were used for general corporate purposes in 2023.

On December 6, 2023, the Company received the proceeds from a $36.6 million financing initially closed in escrow on October 19, 2023. The net proceeds of the financing were to be used to advance exploration and development of the Company’s uranium assets, as well as for working capital and general corporate purposes. On February 9, 2024, the Company closed the February 2024 Private Placement. The proceeds from the February 2024 Private Placement are required to be spent on eligible “Canadian exploration expenses” that will qualify as “flow-through critical mineral mining expenditures” (in each case as defined in the Tax Act) by December 31, 2025.

In the year ended December 31, 2024, the proceeds of these two financings have been used to fund $23.3 million in exploration and evaluation activities, which excludes $0.4 million in exploration and evaluation activities relating to the disposed Argentina properties. Of this spending, $14.5 million was eligible exploration expenditures funded from the February 2024 Private Placement and the remainder from the December 6, 2023 proceeds. The remainder of the Company’s development, corporate and working capital requirements were funded from the December 6, 2023 proceeds.

The Company’s properties are in good standing with the applicable governmental authority and the Company does not have any contractually imposed expenditure requirements.

The Company has not paid any dividends and management does not expect that this will change in the near future.

Working capital is mainly held in cash and marketable securities, both of which are highly liquid.

COMMITMENTS AND CONTINGENCIES

Contingent payment obligations

The Company assumed Consolidated Uranium’s obligation to make a contingent payment of $500,000 related to the acquisition of the West Newcastle Range, Teddy Mountain and Ardmore East Projects, if either of the following milestones are met within eight years:

•	a National Instrument 43-101 compliant mineral resource estimate for the West Newcastle Range and Teddy Mountain Projects is prepared where the mineral resource estimate is greater than or equal to 6.0 million pounds of U₃O₈; or

•	with respect to the Ardmore East Project the mineral resources estimate is greater than or equal to 6.0 million pounds of U₃O₈ equivalent.

ISOENERGY LTD.

For the years ended December 31, 2024 and 2023

Royalties

In addition to applicable federal, provincial/state and municipal severance taxes, duties and advance royalties, the Company’s exploration and evaluation properties are subject to certain royalties, which may nor not be payable in future, depending on whether revenue is derived from the claims or leases to which these royalties are applicable.

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

OUTSTANDING SHARE DATA

The authorized capital of IsoEnergy consists of an unlimited number of common shares. As of the date of this MD&A, there were 184,475,281 common shares, 16,815,651 stock options, and 350,000 RSUs outstanding, each stock option entitling the holder to purchase one common share of IsoEnergy. As of the date hereof, the Company does not have any warrants outstanding.

In August 2020, the Company issued the 2020 Debentures with an 8.5% coupon and a five year term, which are convertible at $0.88 per share and in December 2022, the Company issued the 2022 Debentures with a 10% coupon and a five year term, which are convertible at $4.33 per share. In January 2025, the Company issued 4,887,273 common shares to the debenture holder after the partial conversion of US$3 million of the principal amount of the 2020 Debentures

Stock options outstanding as of the date of this MD&A, and the range of exercise prices thereof are set forth below:

					Weighted
					average
		Weighted	Number of	Weighted	remaining
Range of exercise prices	Number of options	average exercise price	options exercisable	average exercise price	contractual life (years)
$0.38 - $2.61	1,939,703	$1.96	1,547,204	$1.79	2.4
$2.62 - $3.11	4,069,112	2.93	2,517,112	$2.93	3.7
$3.12 - $3.81	5,293,333	3.31	3,422,666	$3.38	3.7
$3.82 - $4.12	1,960,000	3.99	1,960,000	$3.99	2.0
$4.13 - $4.54	2,361,949	4.14	1,695,282	$4.14	3.6
$4.55 - $5.10	1,191,554	4.98	1,191,554	$4.98	2.0
	16,815,651	$3.38	12,333,818	$3.44	3.2

The Company has 350,000 RSUs outstanding as of the date of this MD&A, of which none have vested.

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet arrangements as of December 31, 2024 or as of the date hereof.

ISOENERGY LTD.

For the years ended December 31, 2024 and 2023

TRANSACTIONS WITH RELATED PARTIES

NexGen is a related party of the Company due to its ownership in the Company and the overlapping members of the Board between NexGen and the Company. The Company’s key management personnel and directors are also related parties. The following companies are also related parties due to their relationship to the Company: Atha Energy Corp. (“Atha Energy”) through its acquisition of Latitude Uranium Inc. (“Latitude Uranium”), Premier American Uranium, Green Shift Commodities Ltd. (“Green Shift”), and Purepoint Uranium.

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Board and the Company’s senior officers.

Remuneration attributed to key management personnel is summarized as follows. The amounts below include short-term compensation and share-based compensation paid to the former President and Executive Vice-President, Exploration & Development up to the date of their resignations on August 31, 2024 and October 31, 2024, respectively, and exclude any resignation payments made in accordance with the terms of their respective employment contracts.

Year ended December 31, 2024	Short term compensation	Share-based compensation	Total
Expensed to the statement of loss and comprehensive income (loss)	$3,006,487	$4,385,995	$7,392,482
Capitalized to exploration and evaluation assets	552,087	622,453	1,174,540
	$3,558,574	$5,008,448	$8,567,022

Year ended December 31, 2023	Short term compensation	Share-based compensation	Total
Expensed to the statement of loss and comprehensive income (loss)	$1,070,098	$5,313,954	$6,384,052
Capitalized to exploration and evaluation assets	332,133	588,999	921,132
	$1,402,231	$5,902,953	$7,305,184

As of December 31, 2024:

•	$1,120,402 (2023: $52,891) was included in accounts payable and accrued liabilities owing to related companies and directors and officers; and

•	$99,449 (2023: $51,899) due from related companies was included in accounts receivable.

During the year ended December 31, 2024, the Company:

•	reimbursed NexGen $32,032 (2023: $28,997) for use of NexGen’s office space; and

•	received $8,502 (2023: $7,044) from Latitude Uranium and Green Shift for equipment rentals and as reimbursement for office expenses and salaries.

ISOENERGY LTD.

For the years ended December 31, 2024 and 2023

On December 5, 2023, NexGen’s shareholding in the Company was diluted from 49.3% to 33.9% as a result of the completion of the Merger. NexGen concurrently acquired 3,333,350 of the 8,134,500 common shares of the Company issued pursuant to a private placement to maintain its post-Merger pro-rata interest. On February 9, 2024, NexGen’s shareholding in the Company was diluted from 33.8% to 33.1% as a result of the issuance of 3,680,000 flow through common shares of the Company pursuant to the February 2024 Private Placement, which NexGen did not participate in.

CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Annual Financial Statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities at the date of the Annual Financial Statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Uncertainty about these judgments, estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Information about significant areas of judgement, estimation uncertainty and assumptions considered by management in preparing the Annual Financial Statements are as follows:

i.	Impairment of Non-Financial Assets

At the end of each financial reporting period, the carrying amounts of the Company’s non-financial assets are reviewed to determine whether there is any indication that an impairment loss or reversal of previous impairment should be recorded. Where such an indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment or reversal of previous impairment, if any. With respect to exploration and evaluation assets and property and equipment, the Company is required to make estimates and judgments about future events and circumstances and whether the carrying amount of exploration assets exceeds its recoverable amount. Recoverability depends on various factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production or proceeds from the disposition of the exploration and evaluation assets themselves. Additionally, there are numerous geological, economic, environmental and regulatory factors and uncertainties that could impact management’s assessment as to the overall viability of its properties or its ability to generate future cash flows necessary to cover or exceed the carrying value of the Company’s exploration and evaluation assets and property and equipment.

ii.	Convertible debentures

The Company uses a model based on a system of two coupled Black-Scholes equations to determine the fair value of its debentures. The model involves five key inputs to determine the fair value of the convertible debentures: risk-free interest rate, credit spread, market price at valuation date, expected dividend yield and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. This model is not applied if the current market share price of the Company’s common shares exceeds the exercise price of the convertible securities by a significant margin. When management makes this determination, the debentures are assumed to be converted immediately and sold at the fair market value of the Company’s common shares and are fair valued based on its intrinsic value of the Company’s current fair market value. The determination of this method of valuation involves judgment.

ISOENERGY LTD.

For the years ended December 31, 2024 and 2023

iii.	Mineral resource estimates

The figures for mineral resources are determined in accordance with NI 43-101, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operations.

iv.	Estimation of decommissioning and reclamation costs and the timing of expenditure

Decommissioning, restoration and similar liabilities are estimated based on the Company’s interpretation of current regulatory requirements, constructive obligations and are measured at fair value. Fair value is determined based on the net present value of estimated future cash expenditures for the settlement of decommissioning, restoration or similar liabilities that may occur upon decommissioning. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities. Cost estimates are updated annually to reflect known developments and are subject to review at regular intervals.

v.	Deferred income taxes and recoverability of potential deferred tax assets

In assessing when to recognize deferred income tax assets, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. The Company considers whether relevant tax planning opportunities are within the Company’s control, are feasible, and are within management’s ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period.

vi.	Functional currency

Functional currency is the currency of the primary economic environment in which the Company and its subsidiaries operate. If indicators of the primary economic environment are mixed, then management uses its judgment to determine the functional currency that most faithfully represents the economic effect of underlying transactions, events and conditions.

vii.	Fair value of investment in securities not quoted in an active market or private company investments

Where the fair values of financial assets and financial liabilities recorded on the consolidated statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data is not available, judgment is required to establish fair values.

ISOENERGY LTD.

For the years ended December 31, 2024 and 2023

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Annual Financial Statements were prepared in accordance with IFRS and its interpretations adopted by the International Accounting Standards Board (“IASB”) and follow the same accounting policies and methods as described in note 5 to the Company’s Annual Financial Statements, including the adoption of the following accounting policy amendment as required, as well as new standards, amendments to existing standards and interpretations that have been issued and are not yet effective, which are described in more detail below.

Adoption of amendments to IAS 1 – Classification of liabilities as current or non-current

The Company has adopted Classification of Classification of Liabilities as Current or Non-current and Non- current Liabilities with Covenants – Amendments to IAS 1, as issued in 2020 and 2022. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2024. The amendments clarify certain requirements for determining whether a liability should be classified as current or non-current and requires new disclosures for non-current liabilities that are subject to covenants withing 12 months after the reporting period. This resulted in a change of accounting policy for the classification of liabilities that can be settled in the Company’s common shares. Previously, the Company did not take the conversion options of the counterparty to the Company’s convertible debentures into account when classifying the convertible debentures as current or non-current.

Under the revised policy, when a liability includes a counterparty conversion option that may be settled in the Company’s common shares, the Company takes into account the conversion option in classifying the liability as current or non-current, except when it is classified as an equity component of a compound instrument. The Company has reclassified its convertible debentures from non-current to current in the comparative period in accordance with the retrospective application of the change in accounting policy.

Amendment to IAS 21 – Lack of exchangeability

The IASB has issued an amendment to IAS 21 – The Effects of Changes in Foreign Exchange Rates when one foreign currency cannot be exchanged into another. This may occur because of government-imposed controls on capital imports or exports, or a limitation on the volume of foreign currency transactions that can be undertaken at an official exchange rate. The amendment clarifies when a currency is considered exchangeable into another currency and how an entity estimates a spot rate for currencies that lack exchangeability. The amendment is effective for annual reporting periods beginning on or after January 1, 2025, with early adoption permitted.

Management does not anticipate a material effect on its Annual Financial Statements once the amendment becomes effective on January 1, 2025.

IFRS 18 – Presentation and Disclosure in Financial Statements

The IASB has issued IFRS 18 – Presentation and Disclosure in Financial Statements (“IFRS 18”), which replaces IAS 1 – Presentation of Financial Statements. IFRS 18 introduces new requirements for the presentation of financial performance, including revised categories in the statements of loss, enhanced disclosures on management-defined performance measures, and greater consistency in financial statement presentation. The standard is effective for annual reporting periods beginning on or after January 1, 2027 and applies retrospectively, with early adoption permitted.

Management is assessing the impact of IFRS 18 on its Annual Financial Statements and will implement necessary changes to ensure compliance with the new requirements once the standard becomes effective on January 1, 2027.

ISOENERGY LTD.

For the years ended December 31, 2024 and 2023

CAPITAL MANAGEMENT AND RESOURCES

The Company manages its capital structure, defined as total equity plus debt, and adjusts it, based on the funds available to the Company, in order to support the acquisition, exploration and evaluation of assets. The Board does not impose quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain the future development of the business.

In the management of capital, the Company considers all types of funding alternatives, including equity, debt and other means and is dependent on third party financing. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining required financing in the future or that such financing will be available on terms acceptable to the Company.

The properties in which the Company currently has an interest are in the exploration and development stage. As such the Company, has historically relied on the equity markets to fund its activities. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines that there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the period.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, accounts receivable, marketable securities, accounts payable and accrued liabilities, and convertible debentures.

Fair Value Measurement

The Company classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 – quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3 – inputs for the asset or liability that are not based on observable market data.

The fair values of the Company’s cash, accounts receivable, loan receivable and accounts payable and accrued liabilities approximate their carrying value, due to their short-term maturities or liquidity.

The Debentures are re-measured at fair value at each reporting date with any change in fair value recognized in profit or loss, except the change in fair value that is attributable to change in credit risk is presented in other comprehensive income (loss). The Debentures are classified as Level 2.

The marketable securities are re-measured at fair value at each reporting date with any change in fair value recognized in other comprehensive income (loss). The common shares included in marketable securities are Level 1, except for the common shares of Jaguar Uranium, which are Level 2. The warrants included in marketable securities are Level 2.

ISOENERGY LTD.

For the years ended December 31, 2024 and 2023

Financial instrument risk exposure

As of December 31, 2024, the Company’s financial instrument risk exposure and the impact thereof on the Company’s financial instruments are summarized below:

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. As at December 31, 2024, the Company has cash on deposit with large banks in Canada, the United States, and Australia. Credit risk is concentrated as a significant amount of the Company’s cash and cash equivalents is held at one financial institution. Management believes the risk of loss to be remote.

The Company’s accounts receivable mostly consists of input tax credits receivable from the Governments of Canada and Australia and interest accrued on cash equivalents. Accordingly, the Company does not believe it is subject to significant credit risk. The Company’s loan receivable from Anfield Energy includes interest receivable and was repaid in its entirety on January 21, 2025.

(b)	Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet its obligations under financial instruments. The Company manages liquidity risk by maintaining sufficient cash balances. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. As of December 31, 2024, the Company had a working capital balance of $56,116,942, including cash of $21,294,663.

(c)	Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

(i)	Interest Rate Risk

Interest rate risk is the risk that the future cash flows from a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value of the Company’s cash and cash equivalent balances as of December 31, 2024. The interest rate on the Bridge Loan receivable from Anfield Energy of 15% was contractually agreed to and the interest due was repaid in full subsequent to December 31, 2024. The interest on the Debentures is fixed and not subject to market fluctuations.

(ii)	Foreign Currency Risk

The functional currency of the Company is the Canadian dollar. Certain of the Company’s subsidiaries use the US dollar and Australian dollar as functional currencies. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results. Financial assets and liabilities subject to currency translation risk primarily include US dollar and Australian dollar denominated cash, US dollar and Australian dollar accounts receivable, US dollar and Australian dollar marketable securities, US dollar and Australian dollar accounts payable and accrued liabilities and the Debentures. The Company maintains Canadian, US and Australian dollar bank accounts.

ISOENERGY LTD.

For the years ended December 31, 2024 and 2023

The Company is exposed to foreign exchange risk on its US dollar denominated cash, accounts payable and accrued liabilities, accounts receivable, marketable securities and Debentures. At its respective maturity dates, the principal amounts of the Debentures are due in full, and prior to then at a premium upon the occurrence of certain events, including a change of control. The Company holds sufficient US dollars to make all cash interest payments due under the Debentures until maturity but not to pay the principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the Debentures more costly to repay.

A 5% change in the US dollar exchange rate can result in a net increase or decrease in the Company’s US dollar-based cash, accounts receivable, marketable securities, accounts payable and accrued liabilities, and Debentures of $2,281,090 that would flow through the consolidated statement of loss and comprehensive income (loss).

The Company is also exposed to foreign exchange risk on its Australian dollar denominated cash, accounts payable and accrued liabilities, and accounts receivable. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/Australian dollar exchange rate that may impact on its operating results.

A 5% change is the Australian dollar can increase or decrease the value of the Company’s Australian dollar-based cash, accounts receivable, marketable securities, and accounts payable and accrued liabilities by $59,264 that would flow through other comprehensive income (loss).

(iii)	Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact of movements in individual equity prices or general movements in the level of the stock market on the Company’s financial performance. Commodity price risk is defined as the potential adverse impact of commodity price movements and volatilities on financial performance and economic value. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors the commodity prices of uranium, individual equity movements, and the stock market. The Company holds marketable securities which are subject to equity price risk.

RISK FACTORS

The operations of the Company are speculative due to the high-risk nature of its business which is the exploration and development of mineral properties. The following are certain risk factors that could materially affect the Company’s financial condition and/or future operating results and could cause actual events to differ materially from those described in forward-looking information relating to the Company. The risks and uncertainties described below are not the only risks and uncertainties that the Company faces. Additional risks and uncertainties, including those that the Company does not know about now or that it currently deems immaterial, may also adversely affect the Company’s business.

Further risk factors are discussed in more detail in the Company’s AIF.

Negative Operating Cash Flow and Dependence on Third-Party Financing

The Company has no history of earnings or of a return on investment, and there is no assurance that any of its properties or any business that the Company may acquire or undertake will generate earnings, operate profitably or provide a return on investment in the future. As a result, the Company is dependent on third- party financing to continue exploration activities on the Company’s properties, maintain capacity and satisfy contractual obligations. Accordingly, the amount and timing of capital expenditures and the Company’s ability to conduct further exploration activities at its properties depends on the Company’s cash reserves and access to third-party financing. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Company’s properties, including the Larocque East Project or the Tony M Mine, or require the Company to sell one or more of its properties (or an interest therein).

ISOENERGY LTD.

For the years ended December 31, 2024 and 2023

Although the Company has been successful in raising funds to date, additional financing may not be available when needed, or if available, the terms of such financing might not be favourable to the Company and might involve substantial dilution to existing shareholders of IsoEnergy. The Company’s access to third- party financing depends on a number of factors including the price of uranium, the results of ongoing exploration and development, any economic or other analysis performed with respect the Company’s properties, a significant event disrupting the Company’s business or the uranium industry generally, or other factors may make it difficult or impossible to obtain financing through debt, equity, or other means on favourable terms, or at all. Failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition, prospects and outlook.

Price of Uranium

The Company’s profitability and long-term viability depend, in large part, upon the market price of uranium. The price of uranium has historically experienced, and may experience in the future, volatility and significant price movements over short periods of time. Market price fluctuations of uranium could adversely affect the profitability of the Company’s operations and lead to impairments and write downs of mineral properties. Historically, the fluctuations in these prices have been, and are expected to continue to be, affected by numerous factors beyond the Company’s control, including but not limited to, demand for nuclear power; political and economic conditions in uranium producing and consuming countries; public and political response to a nuclear accident; improvements in nuclear reactor efficiencies; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess inventories by governments and industry participants; and production levels and production costs in key uranium producing countries.

A decrease in the market price of uranium could adversely affect the Company’s ability to finance the exploration and development of its properties, which would have a material adverse effect on the Company’s future results of operations, cash flows and financial position. In addition, declining uranium prices can impact operations by requiring a reassessment of the feasibility of a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays and/or may interrupt operations until the reassessment can be completed, which may have a material adverse effect on the Company’s exploration and development prospects, cash flows and financial position. Depending on the price of uranium and other minerals, any cash flow from future mining operations may not be sufficient and the Company could be forced to discontinue production, if any, and may lose its interest in, or may be forced to sell, some of its properties (or an interest therein). Future production, if any, from the mining properties of the Company is dependent upon the prices of uranium and other minerals being adequate to make these properties economic.

Public Acceptance of Nuclear Energy and Alternate Sources of Energy

Maintaining the demand for uranium at current levels and achieving any growth in demand in the future will depend on society’s acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological, and environmental factors affecting the nuclear industry, including reinvigorated public attention following the 2011 accident at Fukushima in Japan, the industry is subject to public opinion risks that could impact the demand for nuclear power and the future prospects for nuclear power generation, which could have a material adverse effect on the Company’s earnings, cash flows, financial condition, results of operations or prospects.

In addition, the Company may be impacted by changes in regulation and public perception of the safety of nuclear power plants, which could adversely affect the construction of new plants, the demand for uranium and the future prospects for nuclear generation. These events could have a material adverse effect on the Company’s earnings, cash flows, financial condition, results of operations or prospects. A major shift in the power generation industry towards non-nuclear power or non-uranium-based sources of nuclear energy, whether due to lower cost of power generation associated with such sources, government policy decisions, or otherwise, could also have a material adverse effect on the Company’s earnings, cash flows, financial condition, results of operations or prospects.

ISOENERGY LTD.

For the years ended December 31, 2024 and 2023

Competition with Other Viable Energy Sources

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydroelectricity. Sustained lower prices of oil, natural gas, coal and hydroelectricity may result in lower demand for uranium concentrates and uranium conversion services, which in turn may result in lower market prices for uranium, which would materially and adversely affect the Company’s business, financial condition and results of operations. In addition, technical advancements in renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and ultimately put additional pressure on the demand for uranium concentrates.

Economics of Developing Mineral Properties

Mineral exploration and development is speculative and involves a high degree of risk. While the discovery of a mineral deposit may result in substantial rewards, few properties which are explored are commercially mineable and ultimately developed into producing mines.

The Company has not defined current mineral reserves at the Larocque East Project, the Tony M Mine or any of its other properties and there can be no assurance that any of the properties under exploration contain commercial quantities of any minerals. Even if commercial quantities of minerals are identified, there can be no assurance that the Company will be able to exploit the resources or, if the Company is able to exploit them, that it will do so on a profitable basis.

Should any mineral reserves exist, substantial expenditures will be required to confirm mineral reserves which are sufficient to commercially mine and to obtain the required environmental approvals and permitting required to commence commercial operations. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (i) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities; (ii) availability and costs of financing; (iii) ongoing costs of production; (iv) uranium prices, which are historically cyclical; (v) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (vi) political climate and/or governmental regulation and control. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits, and availability of adequate financing. Development projects have no operating history upon which to base estimates of future cash flow.

The ability to sell and profit from the sale of any eventual mineral production from the Tony M Mine, the Larocque East Project or any other project of the Company will be subject to the prevailing conditions in the minerals marketplace at the time of sale. The global minerals marketplace is subject to global economic activity and changing attitudes of consumers and other end-users’ demand for mineral products. Many of these factors are beyond the control of a mining company and therefore represent a market risk which could impact the long-term viability of the Company and its operations.

Market Price of Securities

The Company’s common shares are listed on the TSX. Securities markets have had a high level of price and volume volatility, and the market price of securities of many resource companies, particularly those considered exploration or development stage companies, have experienced wide fluctuations in price that have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.

ISOENERGY LTD.

For the years ended December 31, 2024 and 2023

The trading price of the Company’s common shares may increase or decrease in response to a number of events and factors, not related to the Company’s performance, and are, therefore, not within the Company’s control, including but not limited to, the market in which the Company’s common shares are traded, the strength of the economy generally, the availability and attractiveness of alternative investments and the breadth of the public market for the common shares. The effect of these factors on the market price of the common shares in the future cannot be predicted.

SEGMENT INFORMATION

The Company has one operating segment, being the acquisition, exploration and development of uranium properties. The Company’s non-current assets are in three countries: Canada, the United States and Australia, with the corporate office in Canada. All of the assets previously held in Argentina were disposed during the year ended December 31, 2024. The geographic segmented disclosure of the Company’s financial information is as follows.

As at December 31, 2024	Canada	United States	Australia	Total
Current assets	$59,282,638	$193,709	$110,056	$59,586,403
Property and equipment	689,410	15,542,892	-	16,232,302
Exploration and evaluation assets	95,738,413	141,027,791	25,524,894	262,291,098
Other non-current assets	-	2,314,201	411,019	2,725,220
Total assets	$155,710,461	$159,078,593	$26,045,969	$340,835,023
Total liabilities	$35,220,994	$1,837,525	$613,345	$37,671,864

As at December 31, 2023	Canada	United States	Australia	Argentina	Total
Current assets	$54,870,978	$121,165	$204,483	$64,583	$55,261,209
Property and equipment	821,393	13,734,657	-	82,578	14,638,628
Exploration and evaluation assets	117,493,997	124,891,434	24,828,886	7,542,021	274,756,338
Other non-current assets	-	2,126,562	415,485	-	2,542,047
Total assets	$173,186,368	$140,873,818	$25,448,854	$7,689,182	$347,198,222
Total liabilities	$41,975,945	$1,447,617	$733,368	$20,735	$44,177,665

Year ended December 31, 2024	Canada	United States	Australia	Total
Share-based compensation	$5,181,245	$-	$103,900	$5,285,145
Administrative salaries, contractor and director fees	4,972,700	74,914	72,413	5,120,027
Investor relations	897,110	-	-	897,110
Office and administrative	636,603	132,386	33,483	803,472
Professional and consultant fees	3,653,186	783,468	-	4,436,654
Travel	565,145	-	-	565,145
Public company costs	559,212	-	-	559,212
Total general and administrative expenditure	$16,466,201	$990,768	$209,796	$17,666,765

ISOENERGY LTD.

For the years ended December 31, 2024 and 2023

Year ended December 31, 2023	Canada	United States	Australia	Total
Share-based compensation	$6,314,226	$-	$64,043	$6,378,269
Administrative salaries, contractor and director fees	1,606,388	5,154	9,852	1,621,394
Investor relations	540,230	-	-	540,230
Office and administrative	233,529	1,983	1,254	236,766
Professional and consultant fees	741,111	-	2,483	743,594
Travel	151,641	-	2,158	153,799
Public company costs	311,627	-	-	311,627
Total general and administrative expenditure	$9,898,752	$7,137	$79,790	$9,985,679

The Company disposed of all net assets in the Argentina reporting segment in the year ended December 31, 2024. All income and expenses associated with the Argentina reporting segment are classified as discontinued operations. Results for the years ended December 31 include:

	2024	2023
Office and administrative expenses	$73,600	$17,856
Professional and consultant fees	54,758	-
Loss from discontinued operations	$(128,358)	$(17,856)

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the design of the Company’s disclosure controls and procedures. Based on the results of that evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2024, the Company’s disclosure controls and procedures framework provides reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. Therefore, even those systems determined effective can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Changes in Internal Control over Financial Reporting

Management, including the CEO and CFO, has evaluated the Company’s internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting. During the twelve months ended December 31, 2024 there have been no significant changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Under the supervision and with the participation of management, including the CEO and CFO, management will continue to monitor and evaluate the design and effectiveness of its internal controls over financial reporting and disclosure controls and procedures, and may make modifications from time to time as considered necessary.

ISOENERGY LTD.

For the years ended December 31, 2024 and 2023

NOTE REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking statements” (also referred to as “forward-looking information”) within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, the completion of the Flow-Through Financing and Concurrent Private Placement and the gross proceeds thereof, the potential issuance of additional securities under the Company’s Prospectus, certain statements relating to “flow-through shares” as defined in the Tax Act, and the tax considerations relating thereto, the Company’s planned exploration and development activities and the anticipated success of ongoing and future exploration and development activities; capital expenditures and proposed work programs at the Company’s properties, the potential for, success of and anticipated timing of commencement of future commercial production at IsoEnergy’s properties, including expectations with respect to any permitting, development or other work that may be required to bring any of the projects into development or production. Generally, but not always, forward- looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof. Statements relating to “mineral resources” may also be deemed forward-looking information as they involve estimates of the mineralization that will be encountered if a mineral deposit is developed and mined.

Such forward-looking information and statements are based on numerous assumptions, including material assumptions and estimates related to the below factors that, while the Company considers them reasonable as of the date of this MD&A, they are inherently subject to significant business, economic and competitive uncertainties and contingencies. Such assumptions include among others, that the results of planned exploration activities are completed as anticipated, that the results of the planned exploration activities are as anticipated, the anticipated cost of planned exploration activities, that the Company will be able to execute its strategy as expected, that new mining techniques will have beneficial applications as expected and be available for use by the Company, continued engagement and collaboration with the communities and stakeholders the anticipated cost of planned exploration activities, that general business and economic conditions will not change in a material adverse manner, including the price of uranium, that financing will be available if and when needed and on reasonable terms, and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, risks associated with the uncertainty of exploration results and estimates and that the mineral resource potential will be achieved on exploration projects, the Company having no known mineral reserves, resources may not be converted to reserves, the limited operating history of the Company, the influence of a large shareholder, alternative sources of energy and uranium prices, aboriginal title and consultation issues, reliance on key management and other personnel, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals and the risk factors with respect to the Company set out in the AIF and the Company’s other filings with the Canadian securities regulators and available under IsoEnergy’s profile on SEDAR+ at www.sedarplus.ca.

ISOENERGY LTD.

For the years ended December 31, 2024 and 2023

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

HISTORICAL ESTIMATES

Each of the mineral resource estimates contained in this MD&A, except for the Larocque East Project and Tony M Mine, are considered to be “historical estimates” as defined under NI 43-101, and have been sourced as follows:

•	Daneros Mine: Reported by Energy Fuels in a technical report entitled “Updated Report on the Daneros Mine Project, San Juan County, Utah, U.S.A.”, prepared by Douglas C. Peters, C. P. G., of Peters Geosciences, dated March 2, 2018;

•	Sage Plain Project: Reported by Energy Fuels in a technical report entitled “Updated Technical Report on Sage Plain Project (Including the Calliham Mine)”, prepared by Douglas C. Peters, CPG of Peters Geosciences, dated March 18, 2015;

•	Coles Hill: reported by Virginia Uranium Holdings Inc. In a technical report entitled “NI43-101 preliminary economic assessment update (revised)”, prepared by John I Kyle of Lyntek Incorporated dated Agust 19, 2013;

•	Dieter Lake: Dated 2006 and reported by Fission Energy Corp. In a company report entitled “Technical Report on the Dieter Lake Property, Quebec, Canada” dated October 7, 2011;

•	Matoush: Dated December 7, 2012 and reported by Strateco Resources Inc. in a press release dated December 7, 2012;

•	Ben Lomond: Dated as of 1982, and reported by Mega Uranium Ltd. In a company report entitled “Technical Report on the Mining Leases Covering the Ben Lomond Uranium-Molybdenum Deposit Queensland, Australia” dated July 16, 2005; and

•	Milo Project: Reported by Gmb Resources Ltd. in a scoping study entitled “Milo Project Scoping Study” prepared by Peter Owens and Basile Dean of Mining One Consultants, dated March 6, 2013.

In each instance, the historical estimate is reported using the categories of mineral resources and mineral reserves as defined by the Canadian Institute CIM Definition Standards for Mineral Reserves, and mineral reserves at that time, and these “historical estimates” are not considered by IsoEnergy to be current. In each instance, the reliability of the historical estimate is considered reasonable, but a Qualified Person has not done sufficient work to classify the historical estimate as a current mineral resource, and IsoEnergy is not treating the historical estimate as a current mineral resource. The historical information provides an indication of the exploration potential of the properties but may not be representative of expected results.

For the Daneros Mine, as disclosed in the above noted technical report, the historical estimate was prepared by Energy Fuels using a wireframe model of the mineralized zone based on an outside bound of a 0.05% eU3O8 grade cutoff at a minimum thickness of 1 foot. Surface drilling would need to be conducted to confirm resources and connectivity of resources in order to verify the Daneros historical estimate as a current mineral resource.

ISOENERGY LTD.

For the years ended December 31, 2024 and 2023

For the Sage Plain Project, as disclosed in the above noted technical report, the historical estimate was prepared by Peters Geosciences using a modified polygonal method. An exploration program would need to be conducted, including twinning of historical drill holes, in order to verify the Sage Plain historical estimate as a current mineral resource.

For the Coles Hill Project, as disclosed in the above noted revised preliminary economic assessment, the historical estimated was prepared by John I Kyle of Lyntek Incorporated. Twinning of a selection of certain holes would need to be completed along with updating of mining, processing and certain cost estimates in order to verify the Coles Hill Project historical resource estimate as a current mineral resource estimate.

For Dieter Lake, as disclosed in the above noted technical report, the historical estimate was prepared by Davis & Guo using the Thiessen (Voronoi) polygon method. Data constraints used were 200 ppm, 500 ppm, and 1000ppm U3O8 over a minimum of 1 metre thickness. Polygons created had radii of 200 metres. A rock density of 2.67g/cm3 was used. An exploration program would need to be completed, including twinning of historical drill holes, in order to verify the Dieter Lake historical estimate as a current mineral resource.

For Matoush, as disclosed in the above noted press release, the historical estimate was prepared by RPA using block U3O8 grades within a wireframe model that were estimated by ordinary kriging. The historical estimate was estimated at a cut-off grade of 0.1% U3O8 and using an average long-term uranium price of US$75 per pound. Six zones make up the historical estimate at Matoush: am-15, mt-34, mt-22, mt-02, mt- 06, and mt-36. Each zone is made up of one or more lenses, most of which strike north (009°) and dip steeply (87°) to the east. Outlines of the mineralized lenses were interpreted on ten-metre spaced vertical sections. Minimum criteria of 0.10% U3O8 over 1.5 metre true thickness was used as a guide. An exploration program would need to be conducted, including twinning of historical drill holes, in order to verify the Matoush historical estimate as a current mineral resource.

For Ben Lomond, as disclosed in the above noted technical report, the historical estimate was prepared by the Australian Atomic Energy Commission (AAEC) using a sectional method. The parameters used in the selection of the ore intervals were a minimum true thickness of 0.5 metres and maximum included waste (true thickness) of 5 metres. Resource zones were outlined on 25 metre sections using groups of intersections, isolated intersections were not included. The grades from the composites were area weighted to give the average grade above a threshold of 500 ppm uranium. The area was measured on each 25 metre section to give the tonnage at a bulk density of 2.603. An exploration program would need to be conducted, including twinning of historical drill holes, in order to verify the Ben Lomond historical estimate as a current mineral resource.

For the Milo Project, as disclosed in the above noted scoping study, the historical estimate was prepared by Peter Owens and Basile Dean of Mining One Consultants. An exploration program would need to be conducted, including twinning of a selection of certain holes, along with updating of mining processing and certain cost estimates in order to verify the Milo Project historical resource estimate as a current mineral resource estimate.

APPROVAL

The Audit Committee and the Board of IsoEnergy have approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it and can be located, along with additional information, on the Company’s profile SEDAR+ website at www.sedarplus.ca or by contacting one of the corporate offices, located at Suite 200 – 475 2nd Avenue S, Saskatoon, Saskatchewan, S7K 1P4 and 217 Queen St. West, Suite 303, Toronto, Ontario, M5V 0P5.